 Exhibit 99.1

Second Quarter Report 2024

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
This Management’s Discussion and Analysis (“MD&A”) dated July 31, 2024 of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2024 (the “Second Quarter Financial Statements”) that were prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with the Company’s annual Management’s Discussion and Analysis (“Annual MD&A”) and annual consolidated financial statements prepared in accordance with IFRS (“Annual Financial Statements”). The condensed interim consolidated financial statements and this MD&A are presented in United States dollars (“US dollars”, “$” or “US$”) and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“C$”), Australian dollars (“A$”), or European Union euros (“Euros” or “€”). Additional information relating to the Company is included in the Company’s Annual Information Form for the year ended December 31, 2023 (the “AIF”). The AIF, Annual MD&A and Annual Financial Statements are available on the Canadian Securities Administrators’ (the “CSA”) SEDAR website at www.sedarplus.ca and included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2023 (the “Form 40-F”) filed with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov/edgar.
Certain statements contained in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. See Forward-Looking Statements in this MD&A.
This MD&A discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce” (also referred to as “AISC per ounce”), “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “earnings before interest, taxes, depreciation and amortization” (also referred to as “EBITDA”), “adjusted earnings before interest, taxes, depreciation and amortization” (also referred to as “adjusted EBITDA”), “free cash flow”, “free cash flow before changes in non-cash components of working capital”, “sustaining capital expenditures”, “development capital expenditures”, and “operating margin” that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. Each of “total cash costs per ounce” and “all-in sustaining costs per ounce” are reported on a per ounce of gold produced basis and, unless otherwise indicated, are reported on a by-product basis (deducting by-product metals revenues from production costs). Minesite costs per tonne is reported on a per tonne of ore milled basis. For a discussion of the composition and usefulness of these measures and reconciliation of each of them to the most directly comparable financial information presented in the condensed interim consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.
This MD&A also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to below under Non-GAAP Financial Performance Measures, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.
Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and “Goldex” are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mill and processing

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
operations at the LaRonde mine and the LaRonde Zone 5 mine. The Canadian Malartic complex consists of the mill and processing operations at the Canadian Malartic mine and the Odyssey mine. The Meadowbank complex consists of the mill and processing operations at the Meadowbank mine and the Amaruq open pit and underground mines. The Goldex complex consists of the mill and processing operations at the Goldex mine and the Akasaba West open pit mine. References to other operations are to the relevant mines, projects or properties, as applicable.
Meaning of “include” “including” and “such as”: When used in this MD&A the terms “include’, “including” and “such as” mean including and such as, without limitation, as applicable.
Business Overview
Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company’s mines are located in Canada, Australia, Mexico and Finland, with exploration and development activities in Canada, Australia, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.
Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.
Agnico Eagle’s operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its current mines and projects have long-term mining potential.
Recent Developments
Repayment of Long-term Debt
On July 24, 2024, Agnico Eagle repaid $100.0 million of its 2012 senior structured notes on maturity. On July 31, 2024, Agnico Eagle repaid $150.0 million of the $600.0 million outstanding on its Term Loan Facility. The remaining indebtedness under the Term Loan Facility is due and payable by April 21, 2025.
Reconciliation Action Plan and 2023 Climate Action Report
On July 10, 2024, the Company released its first Reconciliation Action Plan, reinforcing its commitment to reconciliation with Indigenous Peoples and communities. In addition, on July 31, 2024, the Company released its 2023 Climate Action Report. In line with the recommendations of the Task Force on Climate-related Financial Disclosures and Towards Sustainable Mining Climate Change protocol, the 2023 Climate Action Report outlines how the Company is addressing climate change risks and opportunities.
Normal Course Issuer Bid
On May 1, 2024, the Company received approval from the Toronto Stock Exchange (“TSX”), to renew its normal course issuer bid (the “NCIB”) pursuant to which the Company may purchase up to $500.0 million of its common shares subject to a maximum of 5% of its issued and outstanding common shares. Under the NCIB, the Company may purchase such common shares for cancellation, on the open market at its discretion, during the period commencing May 4, 2024 and ending on May 3, 2025. Purchases under the NCIB will be made through the facilities of the TSX, the New York Stock Exchange or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled. Under the Company’s prior

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
NCIB which commenced on May 4, 2023 and ended on May 3, 2024, the Company obtained approval to purchase up to a total of 24,718,919 common shares of which 375,000 were purchased through the facilities of the TSX and NYSE at a weighted average price of approximately $52.99 (excluding commissions) per common share.
Additional Investments at Detour Lake Underground and Upper Beaver
The Company has approved investments of $200.0 million and $100.0 million at its Upper Beaver and Detour Lake Underground projects, respectively, to further study and de-risk the projects over approximately three years. At Detour Lake, a 2.0-kilometre exploration ramp will be developed at depth to collect a bulk sample and to facilitate infill and expansion drilling of the current underground mineral resource. At Upper Beaver, an exploration ramp and an exploration shaft will be developed at depth to establish underground drilling platforms and collect bulk samples.
Credit Facility
On February 12, 2024, the Company entered into a credit agreement with a group of financial institutions that provides a $2.0 billion unsecured revolving credit facility (the “New Credit Facility”). On the same day, the Company drew $200.0 million on the New Credit Facility and used the proceeds of such draw to repay the Company’s previous $1.2 billion unsecured revolving credit facility (the “Old Credit Facility”) and the Old Credit Facility was terminated. The New Credit Facility matures and all indebtedness thereunder is due and payable on February 12, 2029. Concurrently, the Company’s $600.0 million unsecured term credit facility (the “Term Loan Facility”) was amended to, among other things, align the covenants, including the net debt to EBITDA ratio covenant, and the events of default with those of the New Credit Facility. See “Liquidity and Capital Resources — Financing Activities”.
Financial and Operating Results
On March 31, 2023, Agnico Eagle closed the transaction (the “Yamana Transaction”) with Pan American Silver Corp and Yamana Gold Inc. (“Yamana”) pursuant to which, among other things, Agnico Eagle acquired all of Yamana’s Canadian assets including the 50% of the Canadian Malartic complex that Agnico Eagle did not then hold. Accordingly, contributions from the 100% interest in Canadian Malartic have been included in the condensed interim consolidated statements of income for the three and six months ended June 30, 2024 while the comparative period reflects the previously held 50% interest in Canadian Malartic up to March 30, 2023.
Operating Results
Agnico Eagle reported net income of $472.0 million, or $0.95 per share, in the second quarter of 2024, compared with net income of $323.7 million, or $0.66 per share, in the second quarter of 2023. The key drivers of the changes in net income are set out in the table below.
Agnico Eagle reported adjusted net income1 of $535.3 million, or $1.07 per share1, in the second quarter of 2024, compared with adjusted net income of $319.3 million, or $0.65 per share, in the second quarter of 2023. Agnico Eagle reported EBITDA1 of $1,123.1 million in the second quarter of 2024 compared with $883.4 million in the second quarter of 2023. Adjusted EBITDA1 increased in the second quarter of 2024 to $1,176.2 million compared to $885.2 million in the second quarter of 2023.
Agnico Eagle reported net income of $819.2 million, or $1.64 per share, in the first six months of 2024, compared with net income of $2,140.6 million, or $4.45 per share, in the first six months of 2023. Included in

1
Adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, operating margin, free cash flow and free cash flow before changes in non-cash components of working capital are non-GAAP measures or ratios that are not standardized financial measures under IFRS. For reconciliation of these measures to the most directly comparable financial measure under IFRS, and a discussion of its composition and usefulness, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
net income of the comparative period is a re-measurement gain of $1,543.4 million recognized in the first six months of 2023, arising from the Yamana Transaction and the corresponding application of purchase accounting relating to a business combination achieved in stages, which requires the re-measurement on acquisition of the Company’s previously held 50% interest in Canadian Malartic to the fair value implied by the subsequent transaction.
Agnico Eagle reported adjusted net income of $912.7 million, or $1.83 per share, in the first six months of 2024, compared with adjusted net income of $590.5 million, or $1.23 per share, in the first six months of 2023 primarily due to higher operating margin in the current period. Agnico Eagle reported EBITDA of $2,005.6 million in the first six months of 2024 compared with $3,156.3 million in the first six months of 2023, primarily due to the revaluation gain on the Yamana Transaction in the comparative period, partially offset by higher operating margin in the current period. Adjusted EBITDA increased in the first six months of 2024 to $2,105.5 million compared to $1,625.6 million in the first six months of 2023, primarily due to higher operating margin in the current period.
In the second quarter of 2024, operating margin1 increased by 33.8% to $1,304.6 million, compared with $974.9 million in the second quarter of 2023, primarily due to a 20.9% increase in revenues from mining operations resulting from an 18.6% higher realized price of gold and higher gold sales volume from Meadowbank and Meliadine, partially offset by lower gold sales volume from Fosterville, LaRonde and La India.
In the first six months of 2024, operating margin increased by 28.4% to $2,350.9 million, compared with $1,831.5 million in the first six months of 2023, primarily due to a 21.0% increase in revenues from mining operations as a result of a 13.8% higher average realized price of gold between periods and higher gold sales volume from Canadian Malartic following the Yamana Transaction, Meadowbank and Meliadine, partially offset by lower gold sales volume from Fosterville and La India.
Gold production increased to 895,838 ounces in the second quarter of 2024 compared with 873,204 ounces in the second quarter of 2023, primarily due to increased production at Meadowbank and Macassa, partially offset by decreased production at Fosterville.
Gold production increased to 1,774,490 ounces in the first six months of 2024, compared with 1,686,017 ounces in the first six months of 2023, primarily due to the additional contribution of gold production from Canadian Malartic following the Yamana Transaction and higher production at Meadowbank, partially offset by lower gold production at Fosterville.
Cash provided by operating activities increased to $961.3 million in the second quarter of 2024 compared with $722.0 million in the second quarter of 2023, primarily due to higher operating margin, partially offset by less favourable working capital movements between periods.
Cash provided by operating activities increased to $1,744.5 million in the first six months of 2024 compared with $1,371.6 million in the first six months of 2023, primarily due to higher operating margin, partially offset by less favourable working capital movements between periods.
Free cash flow1 increased to $557.2 million in the second quarter of 2024 compared with $298.4 million in the second quarter of 2023, primarily due to higher operating margin, partially offset by less favourable working capital movements between periods. Free cash flow before changes in non-cash components of working capital1 increased to $582.2 million in the second quarter of 2024 compared with $269.4 million in the second quarter of 2023, due to higher operating margin in the current period.
Free cash flow increased to $952.8 million in the first six months of 2024 compared with $563.1 million in the first six months of 2023, primarily due to higher operating margin, partially offset by less favourable working capital movements between periods. Free cash flow before changes in non-cash components of working capital

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
increased to $971.6 million in the first six months of 2024 compared with $493.3 million in the first six months of 2023, due to higher operating margin in the current period.
The table below sets out variances in the key drivers of net income for the three and six months ended June 30, 2024, compared with the three and six months ended June 30, 2023:
(millions of United States dollars)	Three Months Ended June 30, 2024 vs. Three Months Ended June 30, 2023	Six Months Ended June 30, 2024 vs. Six Months Ended June 30, 2023
Increase in revenues from mining operations	$358.4	$678.6
Decrease (Increase) in production costs due to effects of foreign currencies	5.2	(0.2)
Increase in production costs	(33.9)	(159.0)
(Increase) Decrease in exploration and corporate development expenses	(0.8)	1.7
Decrease (Increase) in amortization of property, plant and mine development	7.9	(45.3)
Increase in general and administrative expenses	(1.5)	(1.4)
Decrease (Increase) in finance costs	1.3	(11.5)
Change in derivative financial instruments	(46.0)	(98.5)
Change in non-cash foreign currency translation	3.7	8.4
Increase in care and maintenance	(0.8)	(0.6)
Change in revaluation gain	—	(1,543.4)
Increase in other expenses	(44.5)	(36.4)
Increase in income and mining taxes	(100.6)	(113.8)
Total net income variance	$148.4	$(1,321.4)
Three Months Ended June 30, 2024 vs. Three Months Ended June 30, 2023
Revenues from mining operations increased to $2,076.6 million in the second quarter of 2024, compared with $1,718.2 million in the second quarter of 2023, primarily due to an 18.6% increase in realized gold prices and higher gold sales volumes at Meadowbank and Meliadine, partially offset by lower gold sales volumes at Fosterville, LaRonde and La India.
Production costs were $772.0 million in the second quarter of 2024, a 3.9% increase compared with $743.3 million in the second quarter of 2023, primarily due to higher production costs at Kittila and Macassa, partially offset by lower production costs at LaRonde and La India.
Total cash costs per ounce2 increased to $870 on a by-product basis and $911 on a co-product basis in the second quarter of 2024, compared with $840 on a by-product basis and $870 on a co-product basis in the second quarter of 2023, primarily due to increased costs at the Detour Lake, Macassa, Meliadine and Canadian Malartic.
Amortization of property, plant and mine development decreased by $7.9 million to $378.4 million between the second quarter of 2023 and the second quarter of 2024 as lower amortization at Detour Lake and La India was partially offset by increased amortization from Kittila and LaRonde.
Loss on derivative financial instruments amounted to $19.6 million during the second quarter of 2024, compared with a gain of $26.4 million during the second quarter of 2023 due to unfavourable movements in foreign exchange rates between periods.

2
Total cash cost per ounce is a non-GAAP measure that is not a standardized financial measure under IFRS. For a reconciliation of this measure on a by-product and co-product basis to production costs and a discussion of the composition and usefulness of these measures, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
Other expenses increased to $47.3 million during the second quarter of 2024, compared with $2.8 million during the second quarter of 2023, primarily due to increased disposals of property, plant and mine equipment.
In the second quarter of 2024, the Company recorded income and mining taxes expense of $238.2 million on income before income and mining taxes of $710.2 million, resulting in an effective tax rate of 33.5%. In the second quarter of 2023, the Company recorded income and mining taxes expense of $137.6 million on income before income and mining taxes of $461.3 million, resulting in an effective tax rate of 29.8%. The increase in the effective tax rate between the second quarter of 2024 and the second quarter of 2023 is primarily due to foreign exchange rate movements.
There are several factors that can significantly affect the Company’s effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company’s operating jurisdictions. As a result of these factors, the Company’s effective tax rate is expected to fluctuate significantly in future periods.
Six Months Ended June 30, 2024 vs. Six Months Ended June 30, 2023
Revenues from mining operations increased to $3,906.4 million during the six months ended June 30, 2024, compared with $3,227.9 million in the six months ended June 30, 2023, primarily due to a 13.8% increase in realized gold prices, increased gold sales volume at Canadian Malartic following the Yamana Transaction and higher gold sales volumes at Meadowbank and Meliadine, partially offset by lower gold sales volumes at Fosterville and La India.
Production costs were $1,555.6 million in the six months ended June 30, 2024, an 11.4% increase compared with $1,396.4 million in the six months ended June 30, 2023, primarily due to the increased contribution from Canadian Malartic due to the Yamana Transaction and higher production costs at Detour Lake, Macassa, Kittila and Meliadine partially offset by lower production costs at La India and Meadowbank.
Total cash costs per ounce increased to $885 on a by-product basis and $920 on a co-product basis in the six months ended June 30, 2024, compared with $836 on a by-product basis and $866 on a co-product basis in the six months ended June 30, 2023, primarily due to increased costs at Detour Lake, Canadian Malartic and Macassa, partially offset by lower costs at Meadowbank and Meliadine.
Amortization of property, plant and mine development increased by $45.3 million to $735.6 million between the six months ended June 30, 2023 and the six months ended June 30, 2024, primarily due to the additional contribution from Canadian Malartic following the Yamana Transaction combined with increased amortization at Macassa, Kittila and Meliadine, partially offset by decreased contribution from Detour Lake and La India.
Finance costs increased to $70.7 million during the six months ended June 30, 2024, compared with $59.3 million during the six months ended June 30, 2023 primarily due to the interest incurred on the Company’s $600.0 million Term Loan Facility.
Loss on derivative financial instruments amounted to $65.5 million during the six months ended June 30, 2024, compared with a gain of $33.0 million during the six months ended June 30, 2023, due to unfavourable movements in foreign exchange rates and commodity prices between periods.
Other expenses increased to $59.3 million during the six months ended June 30, 2024, compared with $22.9 million during the six months ended June 30, 2023, primarily due to increased disposals of property, plant and mine equipment and other costs.
The revaluation gain in the first quarter of 2023 was due to the re-measurement of the Company’s previously held 50% interest in Canadian Malartic to fair value at the close of the Yamana Transaction. The acquisition

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
date fair value of the previously held 50% interest was determined to be $2,697.6 million, resulting in the recognition of a re-measurement gain through net earnings of $1,543.4 million. The fair value of $2,697.6 million reflects the part of the total consideration attributable to Canadian Malartic transferred under the Yamana Transaction.
In the six months ended June 30, 2024, the Company recorded income and mining taxes expense of $380.0 million on income before income and mining taxes of $1,199.3 million, resulting in an effective tax rate of 31.7%. During the six months ended June 30, 2023, the Company recorded income and mining taxes expense of $266.2 million on income before income and mining taxes of $2,406.8 million, resulting in an effective tax rate of 11.1%. The increase in the effective tax rate between the six months ended June 30, 2024 and the six months ended June 30, 2023, is primarily due to the increase in income before income and mining taxes during the first six months of 2023 as a result of the non-taxable revaluation gain recorded on the acquisition of Yamana’s interests in its Canadian assets.
LaRonde mine
	Three Months Ended		Six Months Ended
LaRonde mine — Operating Statistics	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Tonnes of ore milled (thousands of tonnes)	381	347	794	736
Tonnes of ore milled per day	4,187	3,813	4,363	4,066
Gold grade (g/t)	5.47	5.57	4.84	5.29
Gold production (ounces)	62,260	58,635	114,075	118,168
Production costs per tonne (C$)	$156	$247	$203	$189
Minesite costs per tonne (C$)	$208	$206	$202	$206
Production costs per ounce	$702	$1,091	$1,045	$877
Total cash costs per ounce	$747	$787	$874	$840
Gold production
Second Quarter of 2024 — At the LaRonde mine, gold production increased by 6.2% to 62,260 ounces in the second quarter of 2024, compared with 58,635 ounces in the second quarter of 2023, primarily due to higher throughput levels partially offset by lower gold grades and recovery.
First Six Months of 2024 — Gold production decreased by 3.5% to 114,075 ounces in the first six months of 2024, compared with 118,168 ounces in the first six months of 2023 at the LaRonde mine primarily due to lower gold grades and recovery, partially offset by higher throughput levels.
Production costs
Second Quarter of 2024 — Production costs at the LaRonde mine were $43.7 million in the second quarter of 2024, a decrease of 31.7% compared with production costs of $64.0 million in the second quarter of 2023, primarily due to the timing of inventory sales partially offset by the consumption of stockpiles and higher royalty costs.
Production costs per tonne decreased when compared to the prior-year period due to the same reasons outlined above for production costs and the higher volume of ore milled in the current period. Production costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for production costs and more gold ounces produced in the current period.
First Six Months of 2024 — Production costs at the LaRonde mine were $119.2 million in the first six months of 2024, an increase of 15.0% compared with production costs of $103.7 million in the first six months of 2023, primarily due to timing of inventory sales and higher milling and royalty costs.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
Production costs per tonne increased when compared to the prior-year period due to the reasons outlined above, partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the reasons outlined above and fewer ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2024 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the consumption of stockpiles and higher royalty costs, partially offset by lower underground maintenance costs and the higher volume of ore milled. Total cash costs per ounce decreased for the same reasons described above for production costs per ounce.
First Six Months of 2024 — Minesite costs per tonne decreased when compared to the prior-year period primarily due to higher volume of ore milled and lower mining costs, partially offset by higher milling and royalty costs. Total cash costs per ounce increased when compared to the prior-year period primarily due to lower grades and lower by-product revenues and higher milling and royalty costs.
LaRonde Zone 5 mine
	Three Months Ended		Six Months Ended
LaRonde Zone 5 mine — Operating Statistics	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Tonnes of ore milled (thousands of tonnes)	299	313	566	632
Tonnes of ore milled per day	3,286	3,440	3,110	3,492
Gold grade (g/t)	2.25	1.89	2.18	1.99
Gold production (ounces)	20,074	18,145	36,623	38,219
Production costs per tonne (C$)	$93	$94	$94	$94
Minesite costs per tonne (C$)	$92	$90	$94	$93
Production costs per ounce	$1,002	$1,199	$1,069	$1,151
Total cash costs per ounce	$1,030	$1,198	$1,098	$1,175
Gold production
Second Quarter of 2024 — At the LaRonde Zone 5 mine, gold production increased by 10.6% to 20,074 ounces in the second quarter of 2024 compared with 18,145 ounces in the second quarter of 2023, primarily due to higher gold grades, partially offset by lower throughput levels and recovery.
First Six Months of 2024 — Gold production decreased by 4.2% to 36,623 ounces in the first six months of 2024 from 38,219 ounces in the first six months of 2023 at the LaRonde Zone 5 mine primarily due to lower throughput levels and recovery, partially offset by higher gold grades.
Production costs
Second Quarter of 2024 — Production costs at the LaRonde Zone 5 mine were $20.1 million in the second quarter of 2024, a decrease of 7.5% compared with production costs of $21.8 million in the second quarter of 2023, primarily due to lower milling costs and the build-up of stockpiles, partially offset by higher underground maintenance and royalty costs.
Production costs per tonne decreased when compared to the prior-year period for the same reasons outlined above for production costs, partially offset by lower volume of ore milled in the current period. Production costs per ounce decreased when compared to the prior-year period for the same reasons outlined above for production costs and more ounces of gold produced in the current period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
First Six Months of 2024 — Production costs at the LaRonde Zone 5 mine were $39.1 million in the first six months of 2024, a decrease of 11.0% compared with production costs of $44.0 million in the first six months of 2023, primarily due to the build up of stockpiles and lower milling costs, partially offset by higher underground mining and maintenance costs.
Production costs per tonne remained unchanged when compared to the prior-year period. Production costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for production costs, partially offset by fewer ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2024 — Minesite costs per tonne increased when compared to the prior-year period due to lower volume of ore tonnes milled. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for production costs per ounce.
First Six Months of 2024 — Minesite costs per tonne increased when compared to the prior-year period due to lower volume of ore tonnes milled. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for production costs per ounce.
LaRonde complex
	Three Months Ended		Six Months Ended
LaRonde complex — Operating Statistics	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Tonnes of ore milled (thousands of tonnes)	680	660	1,360	1,368
Tonnes of ore milled per day	7,473	7,253	7,473	7,558
Gold grade (g/t)	4.05	3.82	3.73	3.77
Gold production (ounces)	82,334	76,780	150,698	156,387
Production costs per tonne (C$)	$128	$174	$158	$145
Minesite costs per tonne (C$)	$157	$151	$157	$154
Production costs per ounce	$775	$1,117	$1,051	$944
Total cash costs per ounce	$816	$884	$929	$922
Gold production
Second Quarter of 2024 — Gold production at LaRonde increased when compared to the prior-year period primarily due to higher higher volumes of ore mined and milled at the LaRonde Zone 5 mine and higher gold grades as per the mining sequence, partially offset by lower recovery.
First Six Months of 2024 — Gold production at LaRonde decreased when compared to the prior-year period due to lower gold grades and lower recovery, partially offset by higher volume of ore milled.
Production costs
Second Quarter of 2024 — Production costs at LaRonde decreased by 25.6% in the second quarter of 2024 when compared with the second quarter of 2023, primarily due to the timing of inventory sales, partially offset by higher royalty costs at the LaRonde mine.
Production costs per tonne decreased when compared to the prior-year period primarily due to the higher volume of ore milled in the current period and lower production costs. Production costs per ounce decreased when compared to the prior-year period primarily due to increased gold production and lower production costs.
First Six Months of 2024 — Production costs at LaRonde increased by 7.3% in the first six months of 2024 compared with the first six months of 2023 primarily due to the timing of inventory sales and higher milling and royalty costs at the LaRonde mine.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
Production costs per tonne increased when compared to the prior-year period primarily due to the lower volume of ore milled in the current period and higher production costs. Production costs per ounce increased when compared to the prior-year period primarily due to fewer ounces of gold produced and higher production costs.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2024 — Minesite costs per tonne increased when compared to the prior-year period primarily due to higher milling and royalty costs at the LaRonde mine, partially offset by higher volume of ore milled. Total cash costs per ounce decreased when compared to the prior-year period primarily for the same reasons as the decrease in production costs per ounce.
First Six Months of 2024 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the reasons outlined above regarding the increase in production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period primarily for the same reasons as the decrease in production costs per ounce.
Canadian Malartic
	Three Months Ended		Six Months Ended
Canadian Malartic — Operating Statistics	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Tonnes of ore milled (thousands of tonnes) (100%)	5,182	4,882	10,355	9,406
Tonnes of ore milled per day (100%)	56,945	53,648	56,896	51,967
Gold grade (g/t)	1.17	1.22	1.19	1.21
Gold production (ounces)(1)	180,871	177,755	367,777	258,440
Production costs per tonne (C$)	$38	$40	$35	$38
Minesite costs per tonne (C$)	$42	$39	$42	$39
Production costs per ounce	$798	$811	$737	$780
Total cash costs per ounce	$871	$772	$860	$779

Note:
(i)
Reflects Agnico Eagle’s 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% thereafter.

Gold production
Second Quarter of 2024 — At Canadian Malartic, gold production increased by 1.8% to 180,871 ounces in the second quarter of 2024 compared with gold production of 177,755 ounces in the second quarter of 2023, due to higher throughput from the Barnat pit and Odyssey mine, partially offset by lower gold grades and recovery.
First Six Months of 2024 — At Canadian Malartic, gold production increased by 64.0% to 367,777 ounces in the first six months of 2024 compared with attributable gold production of 258,440 ounces in the first six months of 2023, due to the increase in the Company’s ownership percentage between periods from 50% to 100% as a result of the Yamana Transaction.
Production costs
Second Quarter of 2024 — Production costs at Canadian Malartic were $144.3 million in the second quarter of 2024, a slight increase of 0.1% compared with production costs of $144.2 million in the second quarter of 2023, primarily due to higher underground production costs with the ramp-up of operations at the Odyssey mine and the timing of inventory sales which were partly offset by stockpile build-up.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
Production costs per tonne decreased when compared to the prior-year period primarily due to higher volume of ore milled. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold produced in the current period.
First Six Months of 2024 — Production costs at Canadian Malartic were $270.9 million in the first six months of 2024, an increase of 34.5% compared with production costs of $201.5 million in the first six months of 2023, due to the impact of the change in ownership percentage between periods and the recognition of fair value adjustments to inventory due to the Yamana Transaction.
Production costs per tonne decreased when compared to the prior-year period primarily due to higher volume of ore milled. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2024 — Minesite costs per tonne increased when compared to the prior-year period due to higher royalty costs during the quarter, partially offset by higher volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to the timing of inventory adjustments during the comparative quarter.
First Six Months of 2024 — Minesite costs per tonne increased when compared to the prior-year period due to higher royalty costs in the current period partially offset by higher volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to the timing of inventory adjustments during the comparative quarter.
Goldex
	Three Months Ended		Six Months Ended
Goldex — Operating Statistics	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Tonnes of ore milled (thousands of tonnes)	765	761	1,525	1,459
Tonnes of ore milled per day	8,407	8,363	8,379	8,061
Gold grade (g/t)	1.62	1.74	1.63	1.74
Gold production (ounces)	33,750	37,716	68,138	71,739
Production costs per tonne (C$)	$59	$50	$59	$52
Minesite costs per tonne (C$)	$60	$51	$60	$51
Production costs per ounce	$980	$747	$973	$781
Total cash costs per ounce	$864	$776	$906	$792
Gold production
Commercial production was achieved at the Akasaba project in February 2024.
Second Quarter of 2024 — Gold production at Goldex decreased by 10.5% to 33,750 ounces in the second quarter of 2024, compared with 37,716 ounces in the second quarter of 2023, primarily due to lower gold grades from increased ore sourced from Akasaba West and lower recovery.
First Six Months of 2024 — Gold production decreased by 5.0% to 68,138 ounces in the first six months of 2024, compared with 71,739 ounces in the first six months of 2023 at Goldex due to lower gold grades from increased ore sourced from Akasaba West and lower recovery, partially offset by a higher volume of ore processed.
Production costs
Second Quarter of 2024 — Production costs at Goldex were $33.1 million in the second quarter of 2024, an increase of 17.5% compared with production costs of $28.2 million in the second quarter of 2023, primarily

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
due to higher underground production costs, higher open pit mining costs, higher milling costs and a lower deferred stripping adjustment associated with Akasaba West.
Production costs per tonne increased when compared to the prior-year period for the same reasons described above for production costs, partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs and fewer ounces of gold produced in the current period.
First Six Months of 2024 — Production costs at Goldex were $66.3 million in the first six months of 2024, an increase of 18.3% compared with production costs of $56.0 million in the first six months of 2023, primarily due to higher underground production costs, higher open pit mining costs, higher milling costs and a lower deferred stripping adjustment associated with Akasaba West.
Production costs per tonne increased when compared to the prior-year period for the same reasons described above for production costs, partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs and fewer ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2024 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per ounce.
First Six Months of 2024 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per ounce.
Detour Lake
	Three Months Ended		Six Months Ended
Detour Lake — Operating Statistics	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Tonnes of ore milled (thousands of tonnes)	6,792	6,800	13,294	13,197
Tonnes of ore milled per day	74,637	74,725	73,044	72,912
Gold grade (g/t)	0.86	0.85	0.84	0.85
Gold production (ounces)	168,247	169,352	318,998	331,209
Production costs per tonne (C$)	$24	$22	$26	$23
Minesite costs per tonne (C$)	$26	$26	$27	$26
Production costs per ounce	$715	$666	$791	$685
Total cash costs per ounce	$791	$731	$829	$750
Gold production
Second Quarter of 2024 — At Detour Lake, gold production decreased by 0.7% to 168,247 ounces in the second quarter of 2024 compared with 169,352 ounces in the second quarter of 2023, primarily due to lower recovery as a result of solution losses, carbon breakage and grinding media spalling experienced during the quarter, partially offset by higher gold grades.
First Six Months of 2024 — Gold production at Detour Lake decreased by 3.7% to 318,998 ounces in the first six months of 2024 compared with 331,209 ounces in the first six months of 2023, primarily due to lower

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
recovery and gold grades, mainly due to abnormal chipping of grinding media affecting grinding efficiency, partially offset by higher throughput.
Production costs
Second Quarter of 2024 — Production costs at Detour Lake were $120.3 million in the second quarter of 2024, an increase of 6.7% compared with production costs of $112.8 million in the first quarter of 2023, primarily due to higher milling costs as a result of lower grinding media efficiency in the SAG mill and higher mining costs, partially offset by stockpile build-up in the current period.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for production costs and a lower volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs and fewer ounces of gold produced in the current period.
First Six Months of 2024 — Production costs at Detour Lake were $252.2 million in the first six months of 2024, an increase of 11.2% compared to production costs of $226.8 million during the first six months of 2023, primarily due to higher milling costs as a result of grinding media efficiency in the SAG mill and higher mining costs, partially offset by stockpile build-up in the current period.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for production costs partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs and fewer ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2024 — Minesite costs per tonne remained unchanged when compared to the prior period. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as the higher production costs per ounce.
First Six Months of 2024 — Minesite costs per tonne increased when compared to the prior year period due to the same reasons outlined above for production costs per tonne. Total cash cost per ounce increased when compared to the prior year period due to the same reasons as the higher production costs per ounce.
Additional Information Regarding Detour Lake
At Detour lake, the Company estimates that a $130 increase or decrease in the gold price assumption would result in an approximate 30% increase or 20% decrease, respectively, in mineral reserves. Additional information regarding the Company’s other material properties is available in the AIF.
Macassa
	Three Months Ended		Six Months Ended
Macassa — Operating Statistics	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Tonnes of ore milled (thousands of tonnes)	152	112	286	199
Tonnes of ore milled per day	1,670	1,231	1,571	1,099
Gold grade (g/t)	13.44	16.16	14.77	19.29
Gold production (ounces)	64,062	57,044	132,321	121,159
Production costs per tonne (C$)	$459	$464	$470	$519
Minesite costs per tonne (C$)	$476	$503	$484	$539
Production costs per ounce	$797	$676	$746	$631
Total cash costs per ounce	$833	$747	$770	$672

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
Gold production
Second Quarter of 2024 — At Macassa, gold production increased by 12.3% to 64,062 ounces in the second quarter of 2024 compared with 57,044 ounces in the second quarter of 2023, primarily due to higher throughput, as a result of increased productivity from a larger workforce, new ventilation infrastructure, and improved equipment availability and the addition of ore sourced from the Near Surface deposit, partially offset by lower gold grades.
First Six Months of 2024 — Gold production at Macassa increased by 9.2% to 132,321 ounces in the first six months of 2024 compared to 121,159 ounces in the first six months of 2023, primarily due to higher throughput, as a result of increased productivity from a larger workforce, new ventilation infrastructure and improved equipment availability and the addition of ore sourced from the Near Surface deposit, partially offset by lower gold grades.
Production costs
Second Quarter of 2024 — Production costs were $51.0 million in the second quarter of 2024, an increase of 32.4% compared with production costs of $38.5 million in the second quarter of 2023, primarily due to higher mining costs resulting from increased mining activities in the period when compared to the prior period.
Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period, partially offset by higher underground development and mining costs. Production costs per ounce increased when compared to the prior-year period due to higher underground development and mining costs, partially offset by increased gold production in the current period.
First Six Months of 2024 — Production costs were $98.7 million in the first six months of 2024, an increase of 29.0% compared to production costs of $76.5 million during the first six months of 2023, primarily due to higher mining costs as a result of increased mining activities when compared to prior period.
Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period, partially offset by higher underground development and mining costs. Production costs per ounce increased when compared to the prior-year period due to higher underground development and mining costs, partially offset by more ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2024 — Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons as for the lower production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as for the higher production costs per ounce.
First Six Months of 2024 — Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons as for the lower production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as for the higher production costs per ounce.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
Meliadine
	Three Months Ended		Six Months Ended
Meliadine — Operating Statistics	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Tonnes of ore milled (thousands of tonnes)	421	461	917	937
Tonnes of ore milled per day	4,626	5,066	5,038	5,177
Gold grade (g/t)	6.79	6.14	6.49	6.13
Gold production (ounces)	88,675	87,682	184,400	178,149
Production costs per tonne (C$)	$278	$230	$265	$229
Minesite costs per tonne (C$)	$254	$261	$249	$250
Production costs per ounce	$969	$899	$973	$898
Total cash costs per ounce	$892	$1,019	$918	$978
Gold production
Second Quarter of 2024 — At Meliadine, gold production increased by 1.1% to 88,675 ounces in the second quarter of 2024 compared with 87,682 ounces in the second quarter of 2023, primarily due to higher gold grades as expected under the mining sequence, partially offset by lower throughput.
First Six Months of 2024 — Gold production increased by 3.5% to 184,400 ounces in the first six months of 2024 compared with 178,149 ounces in the first six months of 2023, primarily due to higher gold grades as expected under the mining sequence, partially offset by lower throughput.
Production costs
Second Quarter of 2024 — Production costs at Meliadine were $85.9 million in the second quarter of 2024, an increase of 9.0% compared with production costs of $78.8 million in the second quarter of 2023, primarily due to the timing of inventory sales and higher underground services and royalty costs, partially offset by the build-up of stockpiles in the current period.
Production costs per tonne increased when compared to the prior-year period for the same reasons described above for production costs and a lower volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs, partially offset by increased gold production in the current period.
First Six Months of 2024 — Production costs at Meliadine were $179.4 million during the first six months of 2024, an increase of 12.1% compared to production costs of $160.0 million during the first six months of 2023, primarily due to the timing of inventory sales and higher underground services and royalty costs, partially offset by the build-up of stockpiles in the current period.
Production costs per tonne increased when compared to the prior-year period for the same reasons described above for production costs and a lower volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs, partially offset by increased gold production in the current period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2024 — Minesite costs per tonne decreased when compared to the prior-year period primarily due to the build up in stockpiles, partially offset by the lower volume of ore milled. Total cash costs per ounce decreased when compared to the prior-year period primarily due to the build up of stockpiles and increased gold production in the current period.
First Six Months of 2024 — Minesite costs per tonne decreased when compared to the prior-year period primarily due to the build up in stockpiles, partially offset by the lower volume of ore milled. Total cash costs

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
per ounce decreased when compared to the prior-year period primarily due to the build up of stockpiles and increased gold production in the current period.
Meadowbank
	Three Months Ended		Six Months Ended
Meadowbank — Operating Statistics	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Tonnes of ore milled (thousands of tonnes)	990	845	2,061	1,828
Tonnes of ore milled per day	10,879	9,286	11,324	10,099
Gold grade (g/t)	4.36	3.79	4.22	3.85
Gold production (ounces)	126,419	94,775	254,193	205,885
Production costs per tonne (C$)	$169	$186	$156	$181
Minesite costs per tonne (C$)	$160	$178	$155	$176
Production costs per ounce	$973	$1,240	$933	$1,202
Total cash costs per ounce	$922	$1,156	$930	$1,144
Gold production
Second Quarter of 2024 — At Meadowbank, gold production increased by 33.4% to 126,419 ounces in the second quarter of 2024, compared with 94,775 ounces in the second quarter of 2023, primarily due to higher throughput as operations in the prior period were affected by unplanned mill shutdowns due to caribou migration patterns, and higher gold grades as expected under the mine plan.
First Six Months of 2024 — Gold production increased by 23.5% to 254,193 ounces in the first six months of 2024 compared with 205,885 ounces in the first six months of 2023, primarily due to higher throughput, as the comparative period was affected by unplanned downtime at the SAG mill and unplanned shutdowns due to caribou migration patterns, and higher gold grades as expected under the mine plan.
Production costs
Second Quarter of 2024 — Production costs at Meadowbank were $123.0 million in the second quarter of 2024, an increase of 4.7% compared with production costs of $117.5 million in the second quarter of 2023, primarily due to a lower deferred stripping adjustment at the open pit and higher royalty costs, partially offset by a build-up of stockpiles.
Production costs per tonne decreased when compared to the prior-year period due to a higher volume of ore milled. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold being produced in the current period.
First Six Months of 2024 — Production costs at Meadowbank were $237.2 million in the first six months of 2024, a decrease of 4.2% compared with production costs of $247.5 million in the first six months of 2023, primarily due to a build-up in stockpiles and lower open pit mining costs, partially offset by a lower deferred stripping adjustment and higher royalty costs.
Production costs per tonne decreased when compared to the prior-year period primarily due to a higher volume of ore milled in the current period. Production costs per ounce decreased when compared to the prior-year period primarily due to more ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2024 — Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons as for the lower production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for the lower production costs per ounce.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
First Six Months of 2024 — Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons as for the lower production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for the lower production costs per ounce.
Fosterville
	Three Months Ended		Six Months Ended
Fosterville — Operating Statistics	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Tonnes of ore milled (thousands of tonnes)	234	176	406	324
Tonnes of ore milled per day	2,571	1,934	2,231	1,790
Gold grade (g/t)	9.06	14.77	9.68	16.49
Gold production (ounces)	65,963	81,813	122,532	168,371
Production costs per tonne (A$)	$237	$308	$264	$335
Minesite costs per tonne (A$)	$259	$304	$265	$321
Production costs per ounce	$558	$438	$575	$430
Total cash costs per ounce	$608	$436	$575	$416
Gold production
Second Quarter of 2024 — At Fosterville, gold production decreased by 19.4% to 65,963 ounces in the second quarter of 2024 compared with 81,813 ounces in the second quarter of 2023, primarily due to the lower gold grades from mine sequencing, partially offset by higher throughput.
First Six Months of 2024 — Gold production at Fosterville decreased by 27.2% to 122,532 ounces in the first six months of 2024, compared with 168,371 ounces in the first six months of 2023, primarily due to lower grades from mine sequencing, partially offset by the higher throughput.
Production costs
Second Quarter of 2024 — Production costs were $36.8 million in the second quarter of 2024, an increase of 2.8% compared with production costs of $35.8 million in the second quarter of 2023, primarily due to higher mining costs as a result increased volume mined, higher royalty costs, partially offset by the timing of inventory sales, the build-up of stockpiles and the weaker Australian dollar relative to the U.S. dollar.
Production costs per tonne decreased when compared to the prior-year period due to a higher volume of ore tonnes milled, partially offset by the cost increases outlined above. Production costs per ounce increased when compared to the prior-year period due to lower gold production in the period partially offset by the weaker Australian dollar relative to the U.S. dollar.
First Six Months of 2024 — Production costs were $70.5 million in the first six months of 2024, a decrease of 2.7% compared to production costs of $72.4 million during the first six months of 2023, primarily due to the timing of inventory sales and the weaker Australian dollar relative to the U.S. dollar.
Production costs per tonne decreased when compared to the prior-year period due to the same reasons above for production costs and the higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to fewer ounces produced in the period partially offset by the weaker Australian dollar relative to the U.S. dollar.
On May 29, 2023 the Victorian Environment Protection Authority lifted the prohibition notice related to excess noise levels on Fosterville that was imposed in late 2021, allowing Fosterville to resume normal activities throughout the month of June 2023.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2024 — Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons as for the lower production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
First Six Months of 2024 — Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons as for the lower production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
Kittila
	Three Months Ended		Six Months Ended
Kittila — Operating Statistics	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Tonnes of ore milled (thousands of tonnes)	524	417	1,006	913
Tonnes of ore milled per day	5,758	4,582	5,527	5,044
Gold grade (g/t)	4.07	4.42	4.19	4.59
Gold production (ounces)	55,671	50,130	110,252	113,822
Production costs per tonne (EUR)	€102	€101	€107	€100
Minesite costs per tonne (EUR)	€101	€104	€106	€101
Production costs per ounce	$1,033	$864	$1,057	$849
Total cash costs per ounce	$1,020	$899	$1,044	$847
Gold production
Second Quarter of 2024 — At Kittila, gold production increased by 11.1% to 55,671 ounces in the second quarter of 2024, compared with 50,130 ounces in the second quarter of 2023, due to higher throughput as the mill operated through the current period compared to a planned 10-day autoclave shutdown in the prior year period, partially offset by lower grades and recovery.
First Six Months of 2024 — Gold production decreased by 3.1% to 110,252 ounces in the first six months of 2024, compared with 113,822 ounces in the first six months of 2023 due to lower grades and recovery, partially offset by higher throughput.
Production costs
Second Quarter of 2024 — Production costs at Kittila were $57.5 million in the second quarter of 2024, an increase of 32.8% compared with production costs of $43.3 million in the second quarter of 2023, primarily due to the consumption of stockpiles in the current year compared to a build up of stockpiles in the prior year period, the timing of inventory sales and higher underground mining and royalty costs, partially offset by lower mill maintenance costs in the current period.
Production costs per tonne increased when compared to the prior-year period primarily due to the consumption of stockpiles and higher royalty costs, partially offset by lower mill maintenance costs and a higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs and the timing of inventory sales, partially offset by more ounces of gold being produced in the current period.
First Six Months of 2024 — Production costs at Kittila were $116.6 million in the first six months of 2024, an increase of 20.6% compared with production costs of $96.6 million in the first six months of 2023, primarily

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
due to the consumption of stockpiles in the current year compared to a build up of stockpiles in the prior-year period, the timing of inventory sales and higher underground mining and royalty costs.
Production costs per tonne increased when compared to the prior-year period primarily due to the consumption of stockpiles in the current year compared to a build up of stockpiles in the prior year period, higher royalty costs, partially offset by a higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs and fewer ounces of gold being produced in the current period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2024 — Minesite costs per tonne decreased when compared to the prior-year period mainly due to the higher volume of ore milled in the current period, partially offset by the consumption of stockpiles. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as the higher production costs per ounce.
First Six Months of 2024 — Minesite costs per tonne increased when compared to the prior year period primarily due to the same reasons outlined above for production costs per tonne. Total cash costs per ounce increased when compared to the prior year period due to the same reasons as the higher production costs per ounce.
Pinos Altos
	Three Months Ended		Six Months Ended
Pinos Altos — Operating Statistics	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Tonnes of ore milled (thousands of tonnes)	454	401	880	765
Tonnes of ore milled per day	4,989	4,407	4,835	4,227
Gold grade (g/t)	1.70	1.80	1.79	1.97
Gold production (ounces)	23,754	22,159	48,479	46,293
Production costs per tonne	$95	$87	$87	$88
Minesite costs per tonne	$93	$90	$94	$91
Production costs per ounce	$1,815	$1,566	$1,578	$1,461
Total cash costs per ounce	$1,414	$1,282	$1,380	$1,196
Gold production
Second Quarter of 2024 — At Pinos Altos, gold production increased by 7.2% to 23,754 ounces in the second quarter of 2024, compared with 22,159 ounces in the second quarter of 2023, primarily due to higher throughput, partially offset by the lower gold grades as expected under the mining sequence.
First Six Months of 2024 — Gold production increased by 4.7% to 48,479 ounces in the first six months of 2024, compared with 46,293 ounces in the first six months of 2023 at Pinos Altos, primarily due to the higher volume of ore milled, partially offset by the lower gold grades as expected under the mining sequence.
Production costs
Second Quarter of 2024 — Production costs at Pinos Altos were $43.1 million in the second quarter of 2024, an increase of 24.2% compared with production costs of $34.7 million in the second quarter of 2023, primarily due to higher underground development costs, higher milling costs, the timing of inventory sales and the strengthening of the Mexican peso relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period primarily due to a lower deferred stripping adjustment, partially offset by a higher volume of ore milled in the current period. Production costs

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
per ounce increased when compared to the prior-year period for the same reasons outlined above for production costs, partially offset by more ounces of gold produced in the current period.
First Six Months of 2024 — Production costs at Pinos Altos were $76.5 million in the first six months of 2024, an increase of 13.1% compared with production costs of $67.6 million in the first six months of 2023, primarily due to higher underground development costs, higher milling costs and the strengthening of the Mexican peso relative to the US dollar between periods, partially offset by timing of inventory sales.
Production costs per tonne decreased when compared to the prior-year period primarily due to a higher volume of ore milled, partially offset by lower deferred stripping adjustment in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs partially offset by more ounces of gold produced in the period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2024 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as the higher production costs per ounce.
First Six Months of 2024 — Minesite costs per tonne increased when compared to the prior-year period primarily due to higher inventory adjustments in the period, partially offset by higher volume of ore processed. Total cash costs per ounce increased when compared to the prior year period for the same reasons outlined above and the stronger Mexican Peso relative to the US dollar between periods.
La India
	Three Months Ended		Six Months Ended
La India — Operating Statistics	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Tonnes of ore milled (thousands of tonnes)	—	880	—	1,540
Tonnes of ore milled per day	—	9,670	—	8,508
Gold grade (g/t)	—	0.74	—	0.72
Gold production (ounces)	6,079	17,833	16,661	34,154
Production costs per tonne	—	$27	—	$28
Minesite costs per tonne	—	$28	—	$30
Production costs per ounce	$2,146	$1,326	$1,742	$1,281
Total cash costs per ounce	$2,171	$1,385	$1,715	$1,348
Gold production
Second Quarter of 2024 — At La India, gold production decreased by 65.9% to 6,079 ounces in the second quarter of 2024, compared with 17,833 ounces in the second quarter of 2023, due to cessation of mining operations in the fourth quarter of 2023. Gold production in the second quarter of 2024 resulted only from residual leaching.
First Six Months of 2024 — Gold production decreased by 51.2% to 16,661 ounces in the first six months of 2024, compared with 34,154 ounces in the first six months of 2023 for the same reasons outlined above for the second quarter of 2024.
Production costs
Second Quarter of 2024 — Production costs at La India were $13.0 million in the second quarter of 2024, a decrease of 44.8% compared with production costs of $23.6 million in the second quarter of 2023, driven

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
primarily by the cessation of mining activities, partially offset by the strengthening of the Mexican peso relative to the US dollar between periods.
Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above primarily due to fewer ounces of gold produced in the period.
First Six Months of 2024 — Production costs at La India were $29.0 million in the first six months of 2024, a decrease of 33.6% compared with production costs of $43.7 million in the first six months of 2023, driven primarily by the cessation of mining activities, partially offset by the strengthening of the Mexican peso relative to the US dollar between periods.
Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above primarily due to fewer ounces of gold produced in the period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2024 — Total cash costs per ounce increased when compared to the prior-year period primarily due to fewer ounces of gold produced in the period.
First Six Months of 2024 — Total cash costs per ounce increased when compared to the prior-year period primarily due to fewer ounces of gold produced in the period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
Balance Sheet Review
(thousands of United States dollars)	As at June 30, 2024	As at December 31, 2023
Current assets	$2,712,334	$2,191,152
Non-current assets	26,578,872	26,493,797
Total assets	$29,291,206	$28,684,949
Current liabilities	$1,791,224	$1,048,026
Non-current liabilities	7,503,567	8,214,008
Total liabilities	$9,294,791	$9,262,034
Total assets of $29.3 billion as at June 30, 2024, increased by $0.6 billion, compared with total assets of $28.7 billion as at December 31, 2023. The Company’s total assets are primarily comprised of non-current assets such as property, plant and mine development and goodwill. The increase in total assets is primarily due to an increase in cash and cash equivalents, non-current stockpiles and investments, partially offset by decreases in property, plant and mine development and derivative financial instruments.
Total liabilities of $9.3 billion at June 30, 2024, were consistent with total liabilities at December 31, 2023. The Company’s total liabilities are primarily comprised of non-current liabilities such as deferred income and mining tax liabilities, long-term debt and reclamation provisions.
While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including where used for capital expenditures) and input costs, the contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. During the first six months of 2024, the Company put in place currency hedge positions to support its key input costs used in budgeting and mine planning assumptions. As at June 30, 2024, the Company had outstanding currency derivative contracts related to $3,309.2 million of 2024, 2025 and 2026 expenditures (December 31, 2023 — $3,324.7 million) and diesel fuel derivative contracts related to 5.0 million gallons of heating oil (December 31, 2023 — 15.0 million).
Liquidity and Capital Resources
As at June 30, 2024, the Company’s cash and cash equivalents totaled $922.0 million compared with $338.6 million as at December 31, 2023. The Company’s policy is to invest excess cash in what the Company believes to be highly liquid investments of high credit quality to reduce risks associated with these investments. Investments with remaining maturities of less than three months at the time of purchase are classified as cash equivalents. The Company’s decisions regarding the length of maturities it holds are based on cash flow requirements, rates of return and various other factors.
Working capital (current assets less current liabilities) decreased to $921.1 million as at June 30, 2024, compared with $1,143.1 million as at December 31, 2023, primarily due to a $640.0 million increase in the current portion of long-term debt, a $63.3 million decrease in inventories, a $62.5 million increase in the fair value of derivative financial instrument liabilities (net of derivative financial instrument assets) and a $47.7 million increase in income taxes payable, partially offset by a $583.3 million increase in cash and cash equivalents.
Subject to various risks and uncertainties, including those set in this MD&A and in the Company’s AIF, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, working capital requirements, contractual obligations, debt maturities, planned capital expenditure and exploration programs. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See “Risk Profile” in this MD&A for further details.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
Operating Activities
Cash provided by operating activities increased to $961.3 million in the second quarter of 2024 compared with $722.0 million in the second quarter of 2023 primarily due to higher gold sales from Meadowbank and Meliadine, and 18.6% higher realized gold prices in the current period partially offset by less favourable working capital movements between periods.
Cash provided by operating activities increased to $1,744.5 million in the first six months of 2024 compared with $1,371.6 million in the first six months of 2023 primarily due to higher gold sales volume from Canadian Malartic following the Yamana Transaction and 13.8% higher realized gold prices in the current period, partially offset by less favourable working capital movements between periods.
Investing Activities
Cash used in investing activities in the second quarter of 2024 of $424.6 million decreased compared to $450.2 million of cash used in the second quarter of 2023, primarily due to less capital expenditures and fewer purchases of equity securities between periods.
In the second quarter of 2024, the Company purchased $17.3 million in equity securities and other investments compared with $29.4 million in the second quarter of 2023. The Company’s equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.
Cash used in investing activities in the first six months of 2024 of $837.6 million decreased compared to $1,848.9 million of cash used investing activities in the first six months of 2023, primarily due to $1,000.6 million in net non-recurring cash consideration paid in connection with the Yamana Transaction in the comparative period.
In the first six months of 2024, the Company purchased $41.3 million in equity securities and other investments compared with $44.2 million in the first six months of 2023. The Company’s equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.
Financing Activities
Cash used in financing activities decreased to $137.2 million in the second quarter of 2024, compared with $582.4 million cash used in financing activities in the second quarter of 2023 primarily due to a $900.0 million repayment of the Old Credit Facility to finance the Yamana Transaction in the comparative period. The repayment of the Old Credit Facility in the comparative period was partially funded by $599.0 million in net proceeds received from the Term Loan Facility.
The Company issued common shares for net proceeds of $89.7 million in the second quarter of 2024, compared with $20.1 million in the second quarter of 2023, attributable to issuances under the employee stock option plan exercises, the incentive share purchase plan and the dividend reinvestment plan.
During the second quarter of 2024, the Company repurchased 763,043 common shares for $50.0 million at an average price of $65.53 under the NCIB. In the second quarter of 2023, the Company did not repurchase any shares under the NCIB.
Cash used in financing activities was $320.3 million in the first six months of 2024, compared with $254.1 million cash provided by financing activities in the first six months of 2023, primarily due to $599.0 million in net proceeds received from the Term Loan Facility that were used to partially repay the Old Credit Facility following the Yamana Transaction in the comparative period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
The Company issued common shares for net proceeds of $106.5 million in the first six months of 2024, compared with $37.0 million in the first six months of 2023, attributable to issuances under the employee stock option plan exercises, the incentive share purchase plan and the dividend reinvestment plan.
During the first six months of 2024, the Company repurchased 1,138,043 common shares for $69.9 million at an average price of $61.40 under the NCIB. During the first six months of 2023, the Company repurchased 100,000 common shares for $4.8 million at an average price of $47.74 under the NCIB.
On April 25, 2024, Agnico Eagle declared a quarterly cash dividend of $0.40 per common share paid on June 14, 2024 to holders of record of the common shares of the Company as of May 31, 2024. Agnico Eagle has declared a cash dividend every year since 1983. In the second quarter of 2024, the Company paid dividends of $164.3 million compared to $165.3 million paid in the second quarter of 2023. In the first six months of 2024, the Company paid dividends of $321.5 million compared to $321.4 million paid in the first six months of 2023. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.
On February 12, 2024, the Company replaced its $1.2 billion unsecured revolving credit facility with the $2.0 billion New Credit Facility, which includes an uncommitted accordion feature of $1.0 billion. The New Credit Facility is available in US dollars through SOFR and base rate advances, or in Canadian dollars through CORRA and prime rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00%. The New Credit Facility also provides for the issuance of letters of credit, priced at the applicable rate plus a margin that varies from 0.60% to 2.00%. The lenders under the New Credit Facility are each paid a standby fee at a rate that ranges from 0.09% to 0.25% of the undrawn portion of the New Credit Facility. In each case, the applicable margin or standby fees vary depending on the Company’s credit rating. The Company’s subsidiaries are not required to guarantee the payment and performance of its obligations under the New Credit Facility, however the Company must provide guarantees from certain of its subsidiaries if any existing indebtedness of the Company benefits from guarantees and the Company no longer maintains an investment grade credit rating, or if the Company incurs new indebtedness for borrowed money and provides guarantees of such new indebtedness from any of its subsidiaries. The Credit Facility contains customary covenants limiting certain actions of the Company and its material subsidiaries, and customary events of default for a borrower with the Company’s credit profile. The Company is also required to maintain a total net debt to capitalization ratio below a specified maximum value.
In the first six months of 2024, the Company drew down and repaid $600.0 million on its Credit Facility. In the first six months of 2023, the Company drew down $1.0 billion on its Old Credit Facility, which was used to finance the cash consideration portion of the Yamana Transaction and repaid $900.0 million of the amount drawn. As at June 30, 2024, the Company’s outstanding balance under the New Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit at that date, which were $24.7 million as at June 30, 2024, resulting in $1,975.3 million available for future drawdown.
The Company has five uncommitted letter of credit facilities with certain Canadian financial institutions (the “LC Facilities”). At June 30, 2024, amounts available under these letter of credit facilities are as follows; C$400.0 million, C$320.0 million, C$200.0 million, C$200.0 million and $75.0 million. As at June 30, 2024, the aggregate undrawn face amount of letters of credit under the LC Facilities was $664.5 million. Additionally, the Company has a standby letter of guarantee facility (the “Guarantee Facility”) with a Canadian financial institution providing for a $25.0 million uncommitted letter of guarantee facility. The aggregate undrawn face amount of guarantees under the guarantee facility at June 30, 2024 was $12.0 million.
As at June 30, 2024, the Company has indemnity agreements with three companies for the issuance of surety bonds of which $336.5 million of such surety bonds have been issued under these agreements.
The Company was in compliance with all covenants contained in the New Credit Facility, Term Loan Facility, the LC Facilities, the Guarantee Facility, and the $1,250.0 million of its guaranteed senior unsecured notes as at June 30, 2024.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
Risk Profile
The Company is subject to significant risks, including fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle’s cost and availability of financing and overall liquidity. The volatility in gold prices directly affects Agnico Eagle’s revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. For a more comprehensive discussion of these and other risks, see “Risk Factors” in the AIF filed on the CSA’s SEDAR website and with the SEC as part of the Form 40-F.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”).
ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.
DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.
Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company’s annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There have been no significant changes in our internal controls during the three and six months ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
Non-GAAP Financial Performance Measures
This MD&A presents certain financial performance measures, including adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, free cash flow, free cash flow before changes in working capital, total cash costs per ounce (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce (on both a by-product and co-product basis), operating margin, sustaining capital expenditures and development capital expenditures, that are not recognized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.
Adjusted Net Income and Adjusted Net Income Per Share
Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for the effects of certain items that the Company

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, revaluation gains, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, purchase price allocations to inventory, gains or losses on the disposal of assets, retroactive payments and income and mining taxes adjustments. Adjusted net income per share is calculated by dividing adjusted net income by the weighted average number of shares outstanding on a basic and diluted basis. The Company believes that these generally accepted industry measures are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is useful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
The following table sets out the calculation of adjusted net income and adjusted net income per share for the three and six months ended June 30, 2024 and June 30, 2023.
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2024	2023	2024	2023
		Restated(i)		Restated(i)
Net income for the period — basic	$472,016	$323,670	$819,208	$2,140,561
Dilutive impact of cash settling Long Term Incentive Plan	—	(1,140)	2,062	(2,916)
Net income for the period — diluted	$472,016	$322,530	$821,270	$2,137,645
Foreign currency translation loss (gain)	363	4,014	(4,184)	4,234
Realized and unrealized loss (gain) on derivative financial instruments	19,608	(26,433)	65,543	(32,972)
Transaction costs related to acquisitions	—	1,674	—	16,912
Revaluation gain on Yamana Transaction	—	—	—	(1,543,414)
Environmental remediation	3,108	(1,420)	4,907	(1,977)
Net loss on disposal of property, plant and equipment	16,819	1,058	20,366	3,601
Purchase price allocation to inventory	—	22,821	—	22,821
Other(ii)	13,215	—	13,215	—
Income and mining taxes adjustments(iii)	10,139	(6,121)	(6,316)	(19,223)
Adjusted net income for the period — basic	$535,268	$319,263	$912,739	$590,543
Adjusted net income for the period — diluted	$535,268	$318,123	$914,801	$587,627
Net income per share — basic	$0.95	$0.66	$1.64	$4.45
Net income per share — diluted	$0.94	$0.65	$1.64	$4.43
Adjusted net income per share — basic	$1.07	$0.65	$1.83	$1.23
Adjusted net income per share — diluted	$1.07	$0.64	$1.83	$1.22

Notes:
(i)
Certain previously reported line items have been restated to reflect the final purchase price allocation of the Yamana Transaction. For more information please see Note 5 in the Company’s condensed interim consolidated financial statements.

(ii)
Other adjustments relate to retroactive payments that management considers not reflective of the Company’s underlying performance in the current period.

(iii)
Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.
EBITDA and Adjusted EBITDA
EBITDA is calculated by adjusting net income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the condensed interim consolidated statements of income.
Adjusted EBITDA removes the effects of certain items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, revaluation gains, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, gains or losses on the disposal of assets, retroactive payments and purchase price allocations to inventory.
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the cash generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and Adjusted EBITDA are intended to provide investors with information about the Company’s continuing cash generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is useful to investors so they can, understand and monitor the cash generating capability of the Company in conjunction with other data prepared in accordance with IFRS.
The following table sets out the calculation of EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2024 and June 30, 2023.
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2024	2023	2024	2023
		Restated(i)		Restated(i)
Net income for the period	$472,016	$323,670	$819,208	$2,140,561
Finance costs	34,473	35,837	70,738	59,285
Amortization of property, plant and mine development	378,389	386,314	735,614	690,273
Income and mining tax expense	238,190	137,618	380,046	266,226
EBITDA	1,123,068	883,439	2,005,606	3,156,345
Foreign currency translation loss (gain)	363	4,014	(4,184)	4,234
Realized and unrealized loss (gain) on derivative financial instruments	19,608	(26,433)	65,543	(32,972)
Transaction costs related to acquisitions	—	1,674	—	16,912
Revaluation gain on Yamana Transaction	—	—	—	(1,543,414)
Environmental remediation	3,108	(1,420)	4,907	(1,977)
Net loss on disposal of property. plant and equipment	16,819	1,058	20,366	3,601
Purchase price allocation to inventory	—	22,821	—	22,821
Other(ii)	13,215	—	13,215	—
Adjusted EBITDA	$1,176,181	$885,153	$2,105,453	$1,625,550

Notes:
(i)
Certain previously reported line items have been restated to reflect the final purchase price allocation of the Yamana Transaction. For more information please see Note 5 in the Company’s condensed interim consolidated financial statements.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
(ii)
Other adjustments relate to retroactive payments that management considers not reflective of the Company’s underlying performance in the current period.

Free Cash Flow and Free Cash Flow before Changes in Non-Cash Components of Working Capital
Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the condensed interim consolidated statements of cash flows.
Free cash flow before changes in non-cash components of working capital is calculated by excluding items such as the effect of changes in non-cash components of working capital from free cash flow, which includes income taxes, inventory, other current assets, accounts payable and accrued liabilities and interest payable.
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company’s ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of working capital also provide investors with information about the Company’s financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS to, and believes it is useful to investors so they can, understand and monitor the cash generating ability of the Company.
The following table sets out the calculation of free cash flow and free cash flow before changes in non-cash components of working capital for the three and six months ended June 30, 2024 and June 30, 2023.
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2024	2023	2024	2023
		Restated(i)		Restated(i)
Cash provided by operating activities	$961,336	$722,000	$1,744,511	$1,371,613
Additions to property, plant and mine development	(404,098)	(423,621)	(791,685)	(808,555)
Free cash flow	557,238	298,379	952,826	563,058
Changes in income taxes	(46,426)	(65,428)	(46,802)	(89,405)
Changes in inventory	37,028	28,815	8,856	26,747
Changes in other current assets	84,118	102,810	57,500	83,420
Changes in accounts payable and accrued liabilities	(47,908)	(108,128)	6,082	(100,859)
Changes in interest payable	(1,900)	12,955	(6,831)	10,307
Free cash flow before changes in non-cash components of working capital	$582,150	$269,403	$971,631	$493,268

Note:
(i)
Certain previously reported line items have been restated to reflect the final purchase price allocation of the Yamana Transaction. For more information please see Note 5 in the Company’s condensed interim consolidated financial statements.

Total Cash Costs per Ounce and Minesite Costs per Tonne
Total cash costs per ounce is calculated on a per ounce of gold produced basis and is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19 and other adjustments, which include the costs

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
associated with a 5% in-kind royalty paid in respect of certain portions of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake , a 1.5% in-kind royalty paid in respect of Macassa, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Given the nature of the fair value adjustment on inventory related to mergers and acquisitions and the use of the total cash costs per ounce measures to reflect the cash generating capabilities of the Company’s operations, the calculations of total cash costs per ounce for Canadian Malartic has been adjusted for this purchase price allocation in the comparative period data. Investors should note that total cash costs per ounce are not reflective of all cash expenditures, as they do not include income tax payments, interest costs or dividend payments. Total cash costs per ounce on a co-product basis is calculated in the same manner as the total cash costs per ounce on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.
Total cash costs per ounce is intended to provide investors information about the cash-generating capabilities of the Company’s mining operations. Management also uses these measures to, and believes they are useful to investors so investors can, understand and monitor the performance of the Company’s mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce on a by-product basis measure allows management and investors to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne as these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.
Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.
In this MD&A, unless otherwise indicated, total cash costs per ounce is reported on a by-product basis. Total cash costs per ounce is reported on a by-product basis because (i) the majority of the Company’s revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis.
Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for inventory production costs, operational care and maintenance costs due to COVID-19 and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
The following tables set out a reconciliation of total cash costs per ounce (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.
Total Production Costs by Mine
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2024	2023	2024	2023
LaRonde mine	$43,682	$63,969	$119,238	$103,676
LaRonde Zone 5 mine	20,121	21,763	39,143	43,987
LaRonde complex	63,803	85,732	158,381	147,663
Canadian Malartic(i)	144,333	144,190	270,909	201,481
Goldex	33,084	28,160	66,266	55,995
Meliadine	85,913	78,817	179,364	160,011
Meadowbank	123,014	117,488	237,176	247,492
Kittila	57,529	43,336	116,567	96,631
Detour Lake	120,302	112,796	252,207	226,818
Macassa	51,029	38,545	98,677	76,504
Fosterville	36,824	35,831	70,478	72,430
Pinos Altos	43,109	34,709	76,516	67,631
La India	13,044	23,649	29,028	43,741
Production costs per the condensed interim consolidated statements of income	$771,984	$743,253	$1,555,569	$1,396,397
Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine
(thousands of United States dollars, except as noted)
LaRonde mine (per ounce)	Three Months Ended June 30, 2024		Three Months Ended June 30, 2023		Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
Gold production (ounces)	62,260		58,635		114,075		118,168
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$43,682	$702	$63,969	$1,091	$119,238	$1,045	$103,676	$877
Inventory adjustments(ii)	16,244	261	(8,971)	(153)	1,533	14	13,534	115
Realized gains and losses on hedges of production costs	351	5	770	13	370	3	1,848	16
Other adjustments(v)	3,227	52	5,555	95	8,220	72	9,903	83
Total cash costs (co-product basis)	$63,504	$1,020	$61,323	$1,046	$129,361	$1,134	$128,961	$1,091
By-product metal revenues	(17,016)	(273)	(15,157)	(259)	(29,606)	(260)	(29,689)	(251)
Total cash costs (by-product basis)	$46,488	$747	$46,166	$787	$99,755	$874	$99,272	$840

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
LaRonde mine (per tonne)	Three Months Ended June 30, 2024				Three Months Ended June 30, 2023				Six Months Ended June 30, 2024				Six Months Ended June 30, 2023
Tonnes of ore milled (thousands of tonnes)	381				347				794				736
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$43,682		$115		$63,969		$185		$119,238		$150		$103,676		$141
Production costs (C$)	C$	59,392	C$	156	C$	85,861	C$	247	C$	161,417	C$	203	C$	139,434	C$	189
Inventory adjustments (C$)(iii)		23,045		60		(11,297)		(33)		2,731		3		18,426		25
Other adjustments (C$)(v)		(3,264)		(8)		(3,302)		(8)		(3,600)		(4)		(6,443)		(8)
Minesite costs (C$)	C$	79,173	C$	208	C$	71,262	C$	206	C$	160,548	C$	202	C$	151,417	C$	206
LaRonde Zone 5 mine (per ounce)	Three Months Ended June 30, 2024		Three Months Ended June 30, 2023		Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
Gold production (ounces)	20,074		18,145		36,623		38,219
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$20,121	$1,002	$21,763	$1,199	$39,143	$1,069	$43,987	$1,151
Inventory adjustments(ii)	(252)	(12)	(784)	(43)	68	2	(261)	(7)
Realized gains and losses on hedges of production costs	123	6	257	14	129	3	616	16
Other adjustments(v)	996	50	775	43	1,366	37	1,111	29
Total cash costs (co-product basis)	$20,988	$1,046	$22,011	$1,213	$40,706	$1,111	$45,453	$1,189
By-product metal revenues	(311)	(16)	(271)	(15)	(498)	(13)	(546)	(14)
Total cash costs (by-product basis)	$20,677	$1,030	$21,740	$1,198	$40,208	$1,098	$44,907	$1,175
LaRonde Zone 5 mine (per tonne)	Three Months Ended June 30, 2024				Three Months Ended June 30, 2023				Six Months Ended June 30, 2024				Six Months Ended June 30, 2023
Tonnes of ore milled (thousands of tonnes)	299				313				566				632
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$20,121		$67		$21,763		$70		$39,143		$69		$43,987		$70
Production costs (C$)	C$	27,730	C$	93	C$	29,277	C$	94	C$	53,244	C$	94	C$	59,265	C$	94
Inventory adjustments (C$)(iii)		(312)		(1)		(1,147)		(4)		120		—		(409)		(1)
Minesite costs (C$)	C$	27,418	C$	92	C$	28,130	C$	90	C$	53,364	C$	94	C$	58,856	C$	93
LaRonde complex (per ounce)	Three Months Ended June 30, 2024		Three Months Ended June 30, 2023		Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
Gold production (ounces)	82,334		76,780		150,698		156,387
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$63,803	$775	$85,732	$1,117	$158,381	$1,051	$147,663	$944
Inventory adjustments(ii)	15,992	194	(9,755)	(127)	1,601	11	13,273	85
Realized gains and losses on hedges of production costs	474	6	1,027	13	499	3	2,464	16
Other adjustments(v)	4,223	51	6,330	82	9,586	64	11,014	70
Total cash costs (co-product basis)	$84,492	$1,026	$83,334	$1,085	$170,067	$1,129	$174,414	$1,115
By-product metal revenues	(17,327)	(210)	(15,428)	(201)	(30,104)	(200)	(30,235)	(193)
Total cash costs (by-product basis)	$67,165	$816	$67,906	$884	$139,963	$929	$144,179	$922

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
LaRonde complex (per tonne)	Three Months Ended June 30, 2024				Three Months Ended June 30, 2023				Six Months Ended June 30, 2024				Six Months Ended June 30, 2023
Tonnes of ore milled (thousands of tonnes)	680				660				1,360				1,368
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$63,803		$94		$85,732		$130		$158,381		$116		$147,663		$108
Production costs (C$)	C$	87,122	C$	128	C$	115,138	C$	174	C$	214,661	C$	158	C$	198,699	C$	145
Inventory adjustments (C$)(iii)		22,733		34		(12,444)		(19)		2,851		2		18,017		13
Other adjustments (C$)(v)		(3,264)		(5)		(3,302)		(4)		(3,600)		(3)		(6,443)		(4)
Minesite costs (C$)	C$	106,591	C$	157	C$	99,392	C$	151	C$	213,912	C$	157	C$	210,273	C$	154
Canadian Malartic (per ounce)(i)	Three Months Ended June 30, 2024		Three Months Ended June 30, 2023		Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
Gold production (ounces)	180,871		177,755		367,777		258,440
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$144,333	$798	$144,190	$811	$270,909	$737	$201,481	$780
Inventory adjustments(ii)	(5,041)	(28)	43	—	9,666	26	538	2
Realized gains and losses on hedges of production costs	988	6	—	—	1,040	3	—	—
Purchase price allocation to inventory(iv)	—	—	(22,821)	(128)	—	—	(22,821)	(88)
In-kind royalties and other adjustments(v)	19,533	108	17,835	100	39,023	106	25,217	97
Total cash costs (co-product basis)	$159,813	$884	$139,247	$783	$320,638	$872	$204,415	$791
By-product metal revenues	(2,216)	(13)	(2,069)	(11)	(4,168)	(12)	(3,207)	(12)
Total cash costs (by-product basis)	$157,597	$871	$137,178	$772	$316,470	$860	$201,208	$779
Canadian Malartic (per tonne)(i)	Three Months Ended June 30, 2024				Three Months Ended June 30, 2023				Six Months Ended June 30, 2024				Six Months Ended June 30, 2023
Tonnes of ore milled (thousands of tonnes)	5,182				4,882				10,355				7,144
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$144,333		$28		$144,190		$30		$270,909		$26		$201,481		$28
Production costs (C$)	C$	196,695	C$	38	C$	194,997	C$	40	C$	367,548	C$	35	C$	271,662	C$	38
Inventory adjustments (C$)(iii)		(6,517)		(1)		511		—		13,485		2		1,251		—
Purchase price allocation to inventory (C$)(iv)		—		—		(30,651)		(6)		—		—		(30,651)		(4)
In-kind royalties and other adjustments (C$)(v)		26,930		5		23,599		5		52,567		5		33,424		5
Minesite costs (C$)	C$	217,108	C$	42	C$	188,456	C$	39	C$	433,600	C$	42	C$	275,686	C$	39

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
Goldex (per ounce)	Three Months Ended June 30, 2024		Three Months Ended June 30, 2023		Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
Gold production (ounces)	33,750		37,716		68,138		71,739
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$33,084	$980	$28,160	$747	$66,266	$973	$55,995	$781
Inventory adjustments(ii)	222	7	582	16	679	10	(455)	(6)
Realized gains and losses on hedges of production costs	210	6	505	13	221	3	1,212	17
Other adjustments(v)	827	25	40	1	1,197	17	102	1
Total cash costs (co-product basis)	$34,343	$1,018	$29,287	$777	$68,363	$1,003	$56,854	$793
By-product metal revenues	(5,199)	(154)	(11)	(1)	(6,616)	(97)	(25)	(1)
Total cash costs (by-product basis)	$29,144	$864	$29,276	$776	$61,747	$906	$56,829	$792
Goldex (per tonne)	Three Months Ended June 30, 2024				Three Months Ended June 30, 2023				Six Months Ended June 30, 2024				Six Months Ended June 30, 2023
Tonnes of ore milled (thousands of tonnes)	765				761				1,525				1,459
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$33,084		$43		$28,160		$37		$66,266		$43		$55,995		$38
Production costs (C$)	C$	45,174	C$	59	C$	37,859	C$	50	C$	89,919	C$	59	C$	75,486	C$	52
Inventory adjustments (C$)(iii)		390		1		730		1		1,039		1		(660)		(1)
Minesite costs (C$)	C$	45,564	C$	60	C$	38,589	C$	51	C$	90,958	C$	60	C$	74,826	C$	51
Meliadine (per ounce)	Three Months Ended June 30, 2024		Three Months Ended June 30, 2023		Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
Gold production (ounces)	88,675		87,682		184,400		178,149
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$85,913	$969	$78,817	$899	$179,364	$973	$160,011	$898
Inventory adjustments(ii)	(7,455)	(84)	11,228	128	(10,755)	(58)	14,852	83
Realized gains and losses on hedges of production costs	827	9	(451)	(5)	1,107	6	(363)	(2)
Other adjustments(v)	93	1	(118)	(2)	35	—	(13)	—
Total cash costs (co-product basis)	$79,378	$895	$89,476	$1,020	$169,751	$921	$174,487	$979
By-product metal revenues	(280)	(3)	(139)	(1)	(515)	(3)	(339)	(1)
Total cash costs (by-product basis)	$79,098	$892	$89,337	$1,019	$169,236	$918	$174,148	$978
Meliadine (per tonne)	Three Months Ended June 30, 2024				Three Months Ended June 30, 2023				Six Months Ended June 30, 2024				Six Months Ended June 30, 2023
Tonnes of ore milled (thousands of tonnes)	421				461				917				937
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$85,913		$204		$78,817		$171		$179,364		$196		$160,011		$171
Production costs (C$)	C$	116,869	C$	278	C$	105,834	C$	230	C$	242,795	C$	265	C$	214,715	C$	229
Inventory adjustments (C$)(iii)		(9,818)		(24)		14,556		31		(14,213)		(16)		19,606		21
Minesite costs (C$)	C$	107,051	C$	254	C$	120,390	C$	261	C$	228,582	C$	249	C$	234,321	C$	250

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
Meadowbank (per ounce)	Three Months Ended June 30, 2024		Three Months Ended June 30, 2023		Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
Gold production (ounces)	126,419		94,775		254,193		205,885
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$123,014	$973	$117,488	$1,240	$237,176	$933	$247,492	$1,202
Inventory adjustments(ii)	(6,610)	(52)	(5,048)	(54)	(705)	(3)	(6,702)	(32)
Realized gains and losses on hedges of production costs	1,275	10	(2,118)	(22)	1,821	7	(3,617)	(18)
Other adjustments(v)	14	—	4	—	(45)	—	(51)	—
Total cash costs (co-product basis)	$117,693	$931	$110,326	$1,164	$238,247	$937	$237,122	$1,152
By-product metal revenues	(1,108)	(9)	(723)	(8)	(1,974)	(7)	(1,548)	(8)
Total cash costs (by-product basis)	$116,585	$922	$109,603	$1,156	$236,273	$930	$235,574	$1,144
Meadowbank (per tonne)	Three Months Ended June 30, 2024				Three Months Ended June 30, 2023				Six Months Ended June 30, 2024				Six Months Ended June 30, 2023
Tonnes of ore milled (thousands of tonnes)	990				845				2,061				1,828
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$123,014		$124		$117,488		$139		$237,176		$115		$247,492		$135
Production costs (C$)	C$	167,525	C$	169	C$	157,407	C$	186	C$	321,119	C$	156	C$	330,385	C$	181
Inventory adjustments (C$)(iii)		(8,768)		(9)		(6,632)		(8)		(766)		(1)		(8,858)		(5)
Minesite costs (C$)	C$	158,757	C$	160	C$	150,775	C$	178	C$	320,353	C$	155	C$	321,527	C$	176
Kittila (per ounce)	Three Months Ended June 30, 2024		Three Months Ended June 30, 2023		Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
Gold production (ounces)	55,671		50,130		110,252		113,822
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$57,529	$1,033	$43,336	$864	$116,567	$1,057	$96,631	$849
Inventory adjustments(ii)	(649)	(12)	2,784	56	(1,144)	(10)	2,744	24
Realized gains and losses on hedges of production costs	30	1	(925)	(18)	19	—	(1,558)	(14)
Other adjustments(v)	(52)	(1)	(50)	(1)	(120)	(1)	(1,273)	(11)
Total cash costs (co-product basis)	$56,858	$1,021	$45,145	$901	$115,322	$1,046	$96,544	$848
By-product metal revenues	(98)	(1)	(93)	(2)	(187)	(2)	(162)	(1)
Total cash costs (by-product basis)	$56,760	$1,020	$45,052	$899	$115,135	$1,044	$96,382	$847
Kittila (per tonne)	Three Months Ended June 30, 2024		Three Months Ended June 30, 2023		Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
Tonnes of ore milled (thousands of tonnes)	524		417		1,006		913
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$57,529	$110	$43,336	$104	$116,567	$116	$96,631	$106
Production costs (€)	€53,377	€102	€42,251	€101	€107,856	€107	€91,002	€100
Inventory adjustments (€)(iii)	(515)	(1)	946	3	(885)	(1)	832	1
Minesite costs (€)	€52,862	€101	€43,197	€104	€106,971	€106	€91,834	€101

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
Detour Lake (per ounce)	Three Months Ended June 30, 2024		Three Months Ended June 30, 2023		Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
Gold production (ounces)	168,247		169,352		318,998		331,209
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$120,302	$715	$112,796	$666	$252,207	$791	$226,818	$685
Inventory adjustments(ii)	3,617	21	(474)	(3)	(4,569)	(14)	(168)	—
Realized gains and losses on hedges of production costs	1,089	7	2,541	15	1,147	3	6,095	18
In-kind royalties and other adjustments(v)	8,723	52	9,410	56	16,867	53	16,985	51
Total cash costs (co-product basis)	$133,731	$795	$124,273	$734	$265,652	$833	$249,730	$754
By-product metal revenues	(666)	(4)	(505)	(3)	(1,246)	(4)	(1,187)	(4)
Total cash costs (by-product basis)	$133,065	$791	$123,768	$731	$264,406	$829	$248,543	$750
Detour Lake (per tonne)	Three Months Ended June 30, 2024				Three Months Ended June 30, 2023				Six Months Ended June 30, 2024				Six Months Ended June 30, 2023
Tonnes of ore milled (thousands of tonnes)	6,792				6,800				13,294				13,197
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$120,302		$18		$112,796		$17		$252,207		$19		$226,818		$17
Production costs (C$)	C$	164,189	C$	24	C$	151,645	C$	22	C$	342,398	C$	26	C$	305,553	C$	23
Inventory adjustments (C$)(iii)		5,253		1		12,357		2		(5,687)		—		12,872		1
In-kind royalties and other adjustments (C$)(v)		9,748		1		11,381		2		18,624		1		20,146		2
Minesite costs (C$)	C$	179,190	C$	26	C$	175,383	C$	26	C$	355,335	C$	27	C$	338,571	C$	26
Macassa (per ounce)	Three Months Ended June 30, 2024		Three Months Ended June 30, 2023		Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
Gold production (ounces)	64,062		57,044		132,321		121,159
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$51,029	$797	$38,545	$676	$98,677	$746	$76,504	$631
Inventory adjustments(ii)	(441)	(7)	(178)	(3)	(1,530)	(12)	(1,473)	(11)
Realized gains and losses on hedges of production costs	432	7	812	14	455	4	1,949	16
In-kind royalties and other adjustments(v)	2,356	36	3,613	63	4,513	34	4,757	39
Total cash costs (co-product basis)	$53,376	$833	$42,792	$750	$102,115	$772	$81,737	$675
By-product metal revenues	—	—	(168)	(3)	(220)	(2)	(376)	(3)
Total cash costs (by-product basis)	$53,376	$833	$42,624	$747	$101,895	$770	$81,361	$672
Macassa (per tonne)	Three Months Ended June 30, 2024				Three Months Ended June 30, 2023				Six Months Ended June 30, 2024				Six Months Ended June 30, 2023
Tonnes of ore milled (thousands of tonnes)	152				112				286				199
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$51,029		$336		$38,545		$344		$98,677		$345		$76,504		$384
Production costs (C$)	C$	69,756	C$	459	C$	51,994	C$	464	C$	134,428	C$	470	C$	103,236	C$	519
Inventory adjustments (C$)(iii)		(524)		(3)		(359)		(3)		(1,940)		(7)		(2,076)		(10)
In-kind royalties and other adjustments (C$)(v)		3,138		20		4,775		42		5,953		21		6,291		30
Minesite costs (C$)	C$	72,370	C$	476	C$	56,410	C$	503	C$	138,441	C$	484	C$	107,451	C$	539

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
Fosterville (per ounce)	Three Months Ended June 30, 2024		Three Months Ended June 30, 2023		Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
Gold production (ounces)	65,963		81,813		122,532		168,371
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$36,824	$558	$35,831	$438	$70,478	$575	$72,430	$430
Inventory adjustments(ii)	3,382	52	(522)	(6)	246	2	(2,885)	(17)
Realized gains and losses on hedges of production costs	68	1	489	6	86	1	677	4
Other adjustments(v)	12	—	(7)	(1)	29	—	39	—
Total cash costs (co-product basis)	$40,286	$611	$35,791	$437	$70,839	$578	$70,261	$417
By-product metal revenues	(167)	(3)	(121)	(1)	(327)	(3)	(278)	(1)
Total cash costs (by-product basis)	$40,119	$608	$35,670	$436	$70,512	$575	$69,983	$416
Fosterville (per tonne)	Three Months Ended June 30, 2024				Three Months Ended June 30, 2023				Six Months Ended June 30, 2024				Six Months Ended June 30, 2023
Tonnes of ore milled (thousands of tonnes)	234				176				406				324
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$36,824		$157		$35,831		$204		$70,478		$174		$72,430		$224
Production costs (A$)	A$	55,526	A$	237	A$	54,280	A$	308	A$	107,375	A$	264	A$	108,462	A$	335
Inventory adjustments (A$)(iii)		4,995		22		(756)		(4)		365		1		(4,357)		(14)
Minesite costs (A$)	A$	60,521	A$	259	A$	53,524	A$	304	A$	107,740	A$	265	A$	104,105	A$	321
Pinos Altos (per ounce)	Three Months Ended June 30, 2024		Three Months Ended June 30, 2023		Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
Gold production (ounces)	23,754		22,159		48,479		46,293
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$43,109	$1,815	$34,709	$1,566	$76,516	$1,578	$67,631	$1,461
Inventory adjustments(ii)	(872)	(37)	761	34	5,783	119	513	11
Realized gains and losses on hedges of production costs	—	—	(690)	(31)	—	—	(1,143)	(25)
Other adjustments(v)	345	15	286	13	663	14	578	13
Total cash costs (co-product basis)	$42,582	$1,793	$35,066	$1,582	$82,962	$1,711	$67,579	$1,460
By-product metal revenues	(8,989)	(379)	(6,653)	(300)	(16,039)	(331)	(12,227)	(264)
Total cash costs (by-product basis)	$33,593	$1,414	$28,413	$1,282	$66,923	$1,380	$55,352	$1,196
Pinos Altos (per tonne)	Three Months Ended June 30, 2024		Three Months Ended June 30, 2023		Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
Tonnes of ore processed (thousands of tonnes)	454		401		880		765
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$43,109	$95	$34,709	$87	$76,516	$87	$67,631	$88
Inventory adjustments(iii)	(872)	(2)	1,905	3	5,783	7	1,657	3
Minesite costs	$42,237	$93	$36,614	$90	$82,299	$94	$69,288	$91

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
La India (per ounce)	Three Months Ended June 30, 2024		Three Months Ended June 30, 2023		Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
Gold production (ounces)	6,079		17,833		16,661		34,154
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$13,044	$2,146	$23,649	$1,326	$29,028	$1,742	$43,741	$1,281
Inventory adjustments(ii)	381	63	1,318	74	147	9	2,766	80
Other adjustments(v)	131	21	134	8	264	16	263	8
Total cash costs (co-product basis)	$13,556	$2,230	$25,101	$1,408	$29,439	$1,767	$46,770	$1,369
By-product metal revenues	(356)	(59)	(407)	(23)	(858)	(52)	(722)	(21)
Total cash costs (by-product basis)	$13,200	$2,171	$24,694	$1,385	$28,581	$1,715	$46,048	$1,348
La India (per tonne)(vi)	Three Months Ended June 30, 2024		Three Months Ended June 30, 2023		Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
Tonnes of ore processed (thousands of tonnes)	—		880		—		1,540
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$13,044	$—	$23,649	$27	$29,028	$—	$43,741	$28
Inventory adjustments(iii)	(13,044)	—	1,318	1	(29,028)	—	2,766	2
Minesite costs	$—	$—	$24,967	$28	$—	$—	$46,507	$30

Notes:
(i)
The information set out in this table reflects the Company’s 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter, following the closing of the Yamana Transaction.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iii)
This inventory adjustment reflects production costs associated with the portion of production still in inventory.

(iv)
On March 31, 2023, the Company closed the Yamana Transaction and this adjustment reflects the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation.

(v)
Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa and smelting, refining, and marketing charges to production costs.

(vi)
La India’s cost calculations per tonne for the three and six months ended June 30, 2024 excludes approximately $13.0 and $29.0 million of production costs incurred during the period, respectively, following the cessation of mining activities at La India during the fourth quarter of 2023.

All-in Sustaining Costs per Ounce
All-in sustaining costs per ounce (also referred to as “AISC per ounce”) on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. AISC per ounce on a co-product basis is calculated in the same manner as AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment has been made for by-product metal revenues. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. In this MD&A , unless otherwise

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
indicated, all-in sustaining costs per ounce is reported on a byproduct basis (see “Non-GAAP measures — Total cash costs per ounce” for a discussion of regarding the Company’s use of by-product basis reporting).
Management believes that AISC per ounce is useful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides helpful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne, as AISC per ounce is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.
The Company follows the guidance on calculation of AISC per ounce released by the World Gold Council (“WGC”) in 2018. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company’s adoption of the WGC’s guidance, AISC per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies.
The following tables set out a reconciliation of production costs to all-in sustaining costs per ounce for the three and six months ended June 30, 2024 and June 30, 2023 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
Reconciliation of Production Costs to All-in Sustaining Costs per Ounce
	Three Months Ended June 30,		Six Months Ended June 30,
(United States dollars per ounce, except where noted)	2024	2023	2024	2023
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$771,984	$743,253	$1,555,569	$1,396,397
Gold production (ounces)	895,838	873,204	1,774,490	1,686,017
Production costs per ounce	$862	$851	$877	$828
Adjustments:
Inventory adjustments(i)	3	1	—	14
Purchase price allocation to inventory(ii)	—	(26)	—	(13)
Realized gains and losses on hedges of production costs	6	1	4	3
Other(iii)	40	43	39	34
Total cash costs per ounce (co-product basis)(iv)	$911	$870	$920	$866
By-product metal revenues	(41)	(30)	(35)	(30)
Total cash costs per ounce (by-product basis)(iv)	$870	$840	$885	$836
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	227	237	221	226
General and administrative expenses (including stock option expense)	54	54	55	57
Non-cash reclamation provision and sustaining leases(v)	18	19	18	19
All-in sustaining costs per ounce (by-product basis)	$1,169	$1,150	$1,179	$1,138
By-product metal revenues	41	30	35	30
All-in sustaining costs per ounce (co-product basis)	$1,210	$1,180	$1,214	$1,168

Notes:
(i)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)
On March 31, 2023, the Company completed Yamana Transaction and this adjustment reflects the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation.

(iii)
Other adjustments consists of in-kind royalties, smelting, refining and marketing charges to production costs.

(iv)
The total cash costs per ounce is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See “Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce and Minesite Costs per Tonne” for more information on the Company’s use of total cash cost per ounce.

(v)
Sustaining leases are lease payments related to sustaining assets.

Operating Margin
Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the condensed interim consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; revaluation gain and impairment losses (reversals). The Company believes that operating margin is a useful measure to investors as it reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, such as exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. Management believes this measure is useful to investors as it provides them with additional information about the Company’s underlying operating results, though it should be evaluated in conjunction with other data prepared in accordance with IFRS. For a reconciliation of operating margin to revenue from operations, see “Summary of Operations Key Performance Indicators”.
Sustaining Capital Expenditures and Development Capital Expenditures
Capital expenditures are classified into sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
Sustaining Capital Expenditures and Development Capital Expenditures
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2024	2023	2024	2023
LaRonde mine	16,715	18,114	37,046	33,001
LaRonde Zone 5 mine	4,741	2,315	7,653	3,422
LaRonde complex	21,456	20,429	44,699	36,423
Canadian Malartic(i)	28,053	34,086	55,098	50,670
Goldex	12,399	3,638	25,190	8,460
Meliadine	18,573	15,704	37,775	30,790
Meadowbank	21,560	35,624	41,502	71,255
Kittila	18,627	11,958	35,141	22,293
Detour Lake	61,971	60,678	111,609	113,962
Macassa	6,466	8,896	16,997	15,544
Fosterville	7,306	7,298	12,789	15,267
Pinos Altos	6,719	8,407	12,011	16,657
La India	—	51	22	77
Other	2,210	145	3,114	147
Sustaining capital expenditures	205,340	206,914	395,947	381,545
LaRonde mine	15,818	12,413	27,208	21,760
LaRonde Zone 5 mine	4,819	5,400	17,518	11,347
LaRonde complex	20,637	17,813	44,726	33,107
Canadian Malartic(i)	44,073	48,918	81,396	79,939
Goldex	2,925	17,544	7,056	37,202
Meliadine	21,569	37,274	43,900	55,154
Meadowbank	—	(21)	(27)	310
Hope Bay	5,588	2,724	7,136	3,199
Kittila	3,716	10,546	6,755	21,242
Detour Lake	40,862	33,590	86,173	64,665
Macassa	31,698	23,660	52,162	52,073
Fosterville	12,528	13,300	25,580	22,404
Pinos Altos	806	1,693	1,456	4,486
San Nicolás	6,284	—	11,655	—
Other	11,276	2,092	15,405	2,455
Development capital expenditures	201,962	209,133	383,373	376,236
Total capital expenditures	407,302	416,047	779,320	757,781
Working capital adjustments	(3,204)	7,574	12,365	50,774
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flow	404,098	423,621	791,685	808,555

Note:
(i)
The information set out in this table reflects the Company’s 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
Commitments and Contingencies
Material contractual commitments and contingencies have been set out in notes 27 and 28 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2023 and in note 18 of the condensed interim consolidated financial statements.
Accounting Policies
The condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2023 annual audited consolidated financial statements.
Significant Judgements, Estimates and Assumptions
The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2023.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION
Certain statements in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company’s plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as “anticipate”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “likely”, “may”, “plan”, “project”, “schedule”, “should”, “target”, “will”, “would” or other variations of these terms or similar words. Forward-looking statements in this MD&A include the following:
•
the Company’s outlook for 2024 and future periods, including estimates of or anticipated metal production, ore grades, recovery rates, project timelines, drilling results, life of mine parameters, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, and cash flows;

•
statements regarding future earnings and the sensitivity of earnings to gold and other metal prices;

•
anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

•
estimates of future capital expenditures, exploration expenditures, development expenditures and other cash needs, and expectations as to the funding thereof;

•
estimated timing and conclusions of studies, analyses and evaluations undertaken by the Company or others;

•
statements regarding the projected exploration, development and exploitation of ore deposits, including estimates of the timing of such exploration, development and production or decisions with respect thereto;

•
estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;

•
anticipated timing of events at the Company’s mines, mine development projects and exploration projects;

•
the methods by which ore will be extracted or processed;

•
estimates of future costs and other liabilities for environmental remediation;

•
statements concerning life of mine estimates, expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based;

•
statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof;

•
statements regarding the sufficiency of the Company’s cash resources;

•
statements regarding anticipated legislation and regulations, including with respect to climate change, and estimates of their impact on the Company;

•
other anticipated trends with respect to the Company’s capital resources and results of operations, and

•
statements regarding the impact of pandemics and other health emergencies, and measures taken to reduce the spread of such pandemics or other health emergencies on the Company’s future operations and business.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2024
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this MD&A as well as: that there are no significant disruptions affecting Agnico Eagle’s operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, pandemics, mining or milling issues, political changes, title issues, community protests, including by First Nations groups, or otherwise; that permitting, development, expansion and the ramp up of operations at each of Agnico Eagle’s mines, mine development projects and exploration projects proceed on a basis consistent with expectations and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Australian dollar, Mexican peso and the U.S. dollar will be approximately consistent with current levels or as set out in this MD&A; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s expectations; that production meets expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; that seismic activity at the Company’s operations at LaRonde, Goldex and other properties is as expected by the Company; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle; and that governments, the Company or others do not take measures in response to pandemics or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business; that measures taken in connection with pandemics do not affect productivity; that measures taken relating to, or other effects of, pandemics do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites.
The forward-looking statements in this MD&A reflect the Company’s views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, the risk factors set out in our most recent 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.
SCIENTIFIC AND TECHNICAL INFORMATION
The scientific and technical information set out in this MD&A has been approved in respect of Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice-President & Chief Operating Officer — Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, Executive Vice-President & Chief Operating Officer — Ontario, Australia & Mexico; relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice-President, Exploration; and relating to mineral reserves and mineral resources has been approved by Dyane Duquette, P.Geo., Vice-President, Mineral Resources Management, each of whom is a “Qualified Person” for the purposes of NI 43-101. Further scientific and technical information (including the relevant assumptions used in the preparation thereof) regarding Detour Lake can be found in the AIF and in the amended and restated Detour Lake Operation Ontario, Canada NI 43-101 Technical Report with an effective date of July 26, 2021 filed with Canadian securities regulatory authorities on SEDAR on March 24, 2022.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
		(Restated)(i)		(Restated)(i)
Net income — key line items:
Revenue from operations
LaRonde mine	$132,888	$133,865	$276,505	$236,085
LaRonde Zone 5 mine	37,414	36,558	80,029	66,080
Canadian Malartic(ii)	418,472	335,871	746,589	473,945
Goldex	83,536	73,272	155,920	141,335
Meliadine	220,276	157,179	422,515	326,713
Meadowbank	308,615	195,856	558,000	405,669
Kittila	133,160	102,868	247,223	218,887
Detour Lake	359,416	317,068	702,373	623,663
Macassa	153,476	112,879	292,869	230,738
Fosterville	145,026	168,074	266,061	337,375
Pinos Altos	67,790	50,389	116,190	101,837
La India	16,552	34,318	42,170	65,531
Revenues from mining operations	2,076,621	1,718,197	3,906,444	3,227,858
Production costs	771,984	743,253	1,555,569	1,396,397
Total operating margin(iii)	1,304,637	974,944	2,350,875	1,831,461
Amortization of property, plant and mine development	378,389	386,314	735,614	690,273
Revaluation gain(iv)	—	—	—	(1,543,414)
Exploration, corporate and other	216,042	127,342	416,007	277,815
Income before income and mining taxes	710,206	461,288	1,199,254	2,406,787
Income and mining taxes expense	238,190	137,618	380,046	266,226
Net income for the period	$472,016	$323,670	$819,208	$2,140,561
Net income per share — basic	$0.95	$0.66	$1.64	$4.45
Net income per share — diluted	$0.94	$0.65	$1.64	$4.43
Cash flows:
Cash provided by operating activities	$961,336	$722,000	$1,744,511	$1,371,613
Cash used in investing activities	$(424,576)	$(450,202)	$(837,624)	$(1,848,947)
Cash (used in) provided by financing activities	$(137,234)	$(582,351)	$(320,268)	$254,082
Realized prices:
Gold (per ounce)	$2,342	$1,975	$2,202	$1,935
Silver (per ounce)	$30.09	$24.43	$27.21	$23.72
Zinc (per tonne)	$2,792	$2,343	$2,625	$2,685
Copper (per tonne)	$9,192	$7,898	$9,720	$8,590

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Payable production(v):
Gold (ounces):
LaRonde mine	62,260	58,635	114,075	118,168
LaRonde Zone 5 mine	20,074	18,145	36,623	38,219
Canadian Malartic(ii)	180,871	177,755	367,777	258,440
Goldex	33,750	37,716	68,138	71,739
Meliadine	88,675	87,682	184,400	178,149
Meadowbank	126,419	94,775	254,193	205,885
Kittila	55,671	50,130	110,252	113,822
Detour Lake	168,247	169,352	318,998	331,209
Macassa	64,062	57,044	132,321	121,159
Fosterville	65,963	81,813	122,532	168,371
Pinos Altos	23,754	22,159	48,479	46,293
Creston Mascota	13	165	41	409
La India	6,079	17,833	16,661	34,154
Total gold (ounces)	895,838	873,204	1,774,490	1,686,017
Silver (thousands of ounces)	628	619	1,243	1,164
Zinc (tonnes)	1,883	2,611	3,565	4,898
Copper (tonnes)	1,072	746	1,876	1,276
Payable metal sold(vi):
Gold (ounces):
LaRonde mine	51,565	61,920	116,729	110,082
LaRonde Zone 5 mine	16,265	18,923	36,516	34,384
Canadian Malartic(ii)	176,651	168,257	336,199	240,066
Goldex	33,783	37,114	68,225	73,031
Meliadine	94,438	79,153	192,978	168,739
Meadowbank	131,003	98,980	252,113	209,005
Kittila	56,984	51,800	111,984	112,520
Detour Lake	153,622	160,281	320,630	323,575
Macassa	65,340	57,102	132,840	120,030
Fosterville	62,049	85,500	120,049	174,500
Pinos Altos	25,510	22,355	45,810	46,591
La India	7,020	17,463	19,220	33,883
Total gold (ounces)	874,230	858,848	1,753,293	1,646,406
Silver (thousands of ounces)	637	597	1,241	1,149
Zinc (tonnes)	1,547	2,743	3,054	4,874
Copper (tonnes)	1,113	713	1,875	1,281

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Total cash costs per ounce — co-product basis(vii):
LaRonde mine	$1,020	$1,046	$1,134	$1,091
LaRonde Zone 5 mine	1,046	1,213	1,112	1,189
Canadian Malartic(ii)	884	783	872	791
Goldex	1,018	777	1,003	793
Meliadine	895	1,020	921	979
Meadowbank	931	1,164	937	1,152
Kittila	1,021	901	1,046	848
Detour Lake	795	734	833	754
Macassa	833	750	772	675
Fosterville	611	437	578	417
Pinos Altos	1,793	1,582	1,711	1,460
La India	2,230	1,408	1,767	1,369
Cash costs per ounce — co-product basis	$911	$870	$920	$866
Total cash costs per ounce — by-product basis(vii):
LaRonde mine	$747	$787	$874	$840
LaRonde Zone 5 mine	1,030	1,198	1,098	1,175
Canadian Malartic(ii)	871	772	860	779
Goldex	864	776	906	792
Meliadine	892	1,019	918	978
Meadowbank	922	1,156	930	1,144
Kittila	1,020	899	1,044	847
Detour Lake	791	731	829	750
Macassa	833	747	770	672
Fosterville	608	436	575	416
Pinos Altos	1,414	1,282	1,380	1,196
La India	2,172	1,385	1,715	1,348
Cash costs per ounce — by-product basis	$870	$840	$885	$836

Notes:
(i)
Certain previously reported line items have been restated to reflect the final purchase price allocation of Canadian Malartic.

(ii)
The information set out in this table reflects the Company’s 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter.

(iii)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers.

(iv)
Revaluation gain on the 50% interest the Company owned in Canadian Malartic prior to the Yamana Transaction.

(v)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(vi)
Canadian Malartic’s payable metal sold excludes the 5.0% in-kind net smelter return royalty held by Osisko Gold Royalties Ltd. Detour Lake’s payable metal sold excludes the 2% in-kind net smelter royalty held by Franco-Nevada Corporation. Macassa’s payable metal sold excludes the 1.5% in-kind net smelter royalty held by Franco-Nevada Corporation.

(vii)
The total cash costs per ounce is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce and Minesite Costs per Tonne for more information on the Company’s calculation and use of total cash cost per ounce.

AGNICO EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)
	Three Months Ended(i)
	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023(ii)	September 30, 2023(ii)	December 31, 2023(ii)	March 31, 2024	June 30, 2024
Operating margin(iii):
Revenues from mining operations	$1,449,697	$1,384,719	$1,509,661	$1,718,197	$1,642,411	$1,756,640	$1,829,823	$2,076,621
Production costs	657,073	666,877	653,144	743,253	759,411	777,455	783,585	771,984
Total operating margin(iii)	792,624	717,842	856,517	974,944	883,000	979,185	1,046,238	1,304,637
Impairment loss	—	55,000	—	—	—	787,000	—	—
Amortization of property, plant and mine development	283,486	285,670	303,959	386,314	421,090	380,407	357,225	378,389
Revaluation gain	—	—	(1,543,414)	—	—	—	—	—
Exploration, corporate and other	293,149	114,260	150,473	127,342	196,694	124,711	199,965	216,042
Income (loss) before income and mining taxes	215,989	262,912	1,945,499	461,288	265,216	(312,933)	489,048	710,206
Income and mining taxes expense	149,311	68,806	128,608	137,618	90,412	61,124	141,856	238,190
Net income (loss) for the period	$66,678	$194,106	$1,816,891	$323,670	$174,804	$(374,057)	$347,192	$472,016
Net income (loss) per share — basic	$0.15	$0.43	$3.87	$0.66	$0.35	$(0.75)	$0.70	$0.95
Net income (loss) per share — diluted	$0.15	$0.43	$3.86	$0.65	$0.35	$(0.75)	$0.70	$0.94
Cash flows:
Cash provided by operating activities	$575,438	$380,500	$649,613	$722,000	$502,088	$727,861	$783,175	$961,336

Notes:
(i)
The information set out in this table reflects the Company’s 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter.

(ii)
Certain previously reported line items have been restated to reflect the final purchase price allocation of the 50% Canadian Malartic acquired in the Yamana Transaction.

(iii)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Operating Margin for more information on the Company’s use of operating margin.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)
	As at June 30, 2024	As at December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$921,989	$338,648
Inventories	1,355,663	1,418,941
Income taxes recoverable	19,431	27,602
Fair value of derivative financial instruments (Notes 6 and 15)	5,063	50,786
Other current assets (Note 7A)	410,188	355,175
Total current assets	2,712,334	2,191,152
Non-current assets:
Goodwill	4,157,672	4,157,672
Property, plant and mine development (Note 8)	21,173,067	21,221,905
Investments (Notes 6, 9 and 15)	393,867	345,257
Deferred income and mining tax asset	31,865	53,796
Other assets (Note 7B)	822,401	715,167
Total assets	$29,291,206	$28,684,949
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$770,802	$750,380
Share based liabilities	16,730	24,316
Interest payable	21,200	14,226
Income taxes payable	128,940	81,222
Current portion of long-term debt (Note 10)	740,000	100,000
Reclamation provision	48,647	24,266
Lease obligations	40,873	46,394
Fair value of derivative financial instruments (Notes 6 and 15)	24,032	7,222
Total current liabilities	1,791,224	1,048,026
Non-current liabilities:
Long-term debt (Note 10)	1,101,670	1,743,086
Reclamation provision	973,895	1,049,238
Lease obligations	105,362	115,154
Share based liabilities	6,851	11,153
Deferred income and mining tax liabilities	5,045,164	4,973,271
Other liabilities	270,625	322,106
Total liabilities	9,294,791	9,262,034
EQUITY
Common shares (Note 11):
Outstanding — 500,413,442 common shares issued, less 527,154 shares held in trust	18,525,686	18,334,869
Stock options (Notes 11 and 12)	191,200	201,755
Contributed surplus	—	22,074
Retained earnings	1,373,099	963,172
Other reserves (Note 13)	(93,570)	(98,955)
Total equity	19,996,415	19,422,915
Total liabilities and equity	$29,291,206	$28,684,949
Commitments and contingencies (Note 18)
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
		Restated (Note 5)		Restated (Note 5)
REVENUES
Revenues from mining operations (Note 14)	$2,076,621	$1,718,197	$3,906,444	$3,227,858
COSTS, INCOME AND EXPENSES
Production(i)	771,984	743,253	1,555,569	1,396,397
Exploration and corporate development	55,247	54,422	106,453	108,190
Amortization of property, plant and mine development	378,389	386,314	735,614	690,273
General and administrative	48,819	47,312	96,936	95,520
Finance costs	34,473	35,837	70,738	59,285
Loss (gain) on derivative financial instruments (Note 15)	19,608	(26,433)	65,543	(32,972)
Foreign currency translation loss (gain)	363	4,014	(4,184)	4,234
Care and maintenance	10,226	9,411	21,268	20,656
Revaluation gain (Note 5)	—	—	—	(1,543,414)
Other expenses (Note 16)	47,306	2,779	59,253	22,902
Income before income and mining taxes	710,206	461,288	1,199,254	2,406,787
Income and mining taxes expense	238,190	137,618	380,046	266,226
Net income for the period	$472,016	$323,670	$819,208	$2,140,561
Net income per share — basic (Note 11)	$0.95	$0.66	$1.64	$4.45
Net income per share — diluted (Note 11)	$0.94	$0.65	$1.64	$4.43
Cash dividends declared per common share	$0.40	$0.40	$0.80	$0.80

Note:
(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
		Restated (Note 5)		Restated (Note 5)
Net income for the period	$472,016	$323,670	$819,208	$2,140,561
Other comprehensive income:
Items that may be subsequently reclassified to net income:
Derivative financial instruments:
Reclassified from the cash flow hedge reserve to net income	294	294	588	588
	294	294	588	588
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement loss on pension benefit obligations	(159)	(220)	(320)	(435)
Income tax impact	41	57	82	112
Equity securities:
Net change in fair value of equity securities	(9,003)	(26,692)	3,833	(26,653)
Income tax impact	1,680	783	—	—
	(7,441)	(26,072)	3,595	(26,976)
Other comprehensive (loss) income for the period	(7,147)	(25,778)	4,183	(26,388)
Comprehensive income for the period	$464,869	$297,892	$823,391	$2,114,173
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)
	Common Shares Outstanding		Stock Options	Contributed Surplus	Retained Earnings (Deficit)	Other Reserves	Total Equity
	Shares	Amount
Balance at December 31, 2022	456,465,296	$16,251,221	$197,430	$23,280	$(201,580)	$(29,006)	$16,241,345
Net income (Restated) (Note 5)	—	—	—	—	2,140,561	—	2,140,561
Other comprehensive loss	—	—	—	—	(323)	(26,065)	(26,388)
Total comprehensive income (loss) (Restated) (Note 5)	—	—	—	—	2,140,238	(26,065)	2,114,173
Transfer of loss on disposal of equity securities to retained earnings	—	—	—	—	(2,897)	2,897	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12)	519,426	27,418	(4,366)	—	—	—	23,052
Shares issued pursuant to Yamana Transaction (Note 5)	36,177,931	1,858,219	—	—	—	—	1,858,219
Stock options (Notes 11 and 12)	—	—	7,236	—	—	—	7,236
Shares issued under incentive share purchase plan	415,343	20,824	—	—	—	—	20,824
Shares issued under dividend reinvestment plan	1,269,491	59,503	—	—	—	—	59,503
Normal Course Issuer Bid (“NCIB”) (Note 11)	(100,000)	(3,569)	—	(1,206)	—	—	(4,775)
Dividends declared ($0.80 per share)	—	—	—	—	(380,891)	—	(380,891)
Restricted Share Unit plan (“RSU”), Performance Share Unit plan (“PSU”) and Long Term Incentive Plan (“LTIP”) (Notes 11 and 12)	116,721	11,366	—	—	—	—	11,366
Balance at June 30, 2023	494,864,208	$18,224,982	$200,300	$22,074	$1,554,870	$(52,174)	$19,950,052
Balance at December 31, 2023	497,299,441	$18,334,869	$201,755	$22,074	$963,172	$(98,955)	$19,422,915
Net income	—	—	—	—	819,208	—	819,208
Other comprehensive (loss) income	—	—	—	—	(238)	4,421	4,183
Total comprehensive income	—	—	—	—	818,970	4,421	823,391
Transfer of loss on disposal of equity securities to retained earnings	—	—	—	—	(964)	964	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12)	1,611,948	104,613	(16,801)	—	—	—	87,812
Stock options (Notes 11 and 12)	—	—	6,246	—	—	—	6,246
Shares issued under incentive share purchase plan	462,001	28,019	—	—	—	—	28,019
Shares issued under dividend reinvestment plan	1,423,486	77,801	—	—	—	—	77,801
Normal Course Issuer Bid (“NCIB”) (Note 11)	(1,053,626)	(39,013)	—	(22,074)	(8,784)	—	(69,871)
Dividends declared ($0.80 per share)	—	—	—	—	(399,295)	—	(399,295)
Restricted Share Unit plan (“RSU”), Performance Share Unit plan (“PSU”) and Long Term Incentive Plan (“LTIP”) (Notes 11 and 12)	143,038	19,397	—	—	—	—	19,397
Balance at June 30, 2024	499,886,288	$18,525,686	$191,200	$—	$1,373,099	$(93,570)	$19,996,415
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
		Restated (Note 5)		Restated (Note 5)
OPERATING ACTIVITIES
Net income for the period	$472,016	$323,670	$819,208	$2,140,561
Add (deduct) adjusting items:
Amortization of property, plant and mine development	378,389	386,314	735,614	690,273
Deferred income and mining taxes	81,223	5,568	94,147	41,671
Unrealized loss (gain) on currency and commodity derivatives (Note 15)	10,048	(50,088)	62,532	(65,976)
Unrealized loss (gain) on warrants (Note 15)	3,027	6,959	(3,850)	2,296
Stock-based compensation (Note 12)	18,858	13,380	37,715	26,527
Foreign currency translation loss (gain)	363	4,014	(4,184)	4,234
Revaluation gain (Note 5)	—	—	—	(1,543,414)
Other	22,324	3,207	22,134	5,651
Changes in non-cash working capital balances:
Income taxes	46,426	65,428	46,802	89,405
Inventories	(37,028)	(28,815)	(8,856)	(26,747)
Other current assets	(84,118)	(102,810)	(57,500)	(83,420)
Accounts payable and accrued liabilities	47,908	108,128	(6,082)	100,859
Interest payable	1,900	(12,955)	6,831	(10,307)
Cash provided by operating activities	961,336	722,000	1,744,511	1,371,613
INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 8)	(404,098)	(423,621)	(791,685)	(808,555)
Yamana Transaction, net of cash and cash equivalents (Note 5)	—	—	—	(1,000,617)
Contributions for acquisition of mineral assets	(3,175)	—	(7,099)	—
Purchases of equity securities and other investments	(17,296)	(29,427)	(41,303)	(44,164)
Other investing activities	(7)	2,846	2,463	4,389
Cash used in investing activities	(424,576)	(450,202)	(837,624)	(1,848,947)
FINANCING ACTIVITIES
Proceeds from Credit Facility (Note 10)	—	—	600,000	1,000,000
Repayment of Credit Facility (Note 10)	—	(900,000)	(600,000)	(900,000)
Proceeds from Term Loan Facility, net of financing costs (Note 10)	—	598,958	—	598,958
Repayment of Senior Notes (Note 10)	—	(100,000)	—	(100,000)
Long-term debt financing costs (Note 10)	—	—	(3,544)	—
Repayment of lease obligations	(12,666)	(12,420)	(25,681)	(22,168)
Disbursements to associates	—	(21,899)	—	(21,899)
Dividends paid	(164,255)	(165,258)	(321,515)	(321,421)
Repurchase of common shares (Notes 11 and 12)	(50,000)	(1,786)	(76,041)	(16,350)
Proceeds on exercise of stock options (Note 12)	80,434	12,750	87,812	23,052
Common shares issued	9,253	7,304	18,701	13,910
Cash (used in) provided by financing activities	(137,234)	(582,351)	(320,268)	254,082
Effect of exchange rate changes on cash and cash equivalents	(2,162)	(1,566)	(3,278)	(2,847)
Net increase (decrease) in cash and cash equivalents during the period	397,364	(312,119)	583,341	(226,099)
Cash and cash equivalents, beginning of period	524,625	744,645	338,648	658,625
Cash and cash equivalents, end of period	$921,989	$432,526	$921,989	$432,526
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$24,651	$43,437	$49,903	$56,488
Income and mining taxes paid	$127,600	$74,828	$258,377	$139,765
See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2024
1.
CORPORATE INFORMATION

Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company’s mining operations are located in Canada, Australia, Finland and Mexico and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). Agnico Eagle sells its gold production into the world market.
These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on July 31, 2024.
2.
BASIS OF PRESENTATION

Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and “Goldex” are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mill and processing operations at the LaRonde mine and the LaRonde Zone 5 mine. The Canadian Malartic complex consists of the mill and processing operations at the Canadian Malartic mine and the Odyssey mine. The Meadowbank complex consists of the mill and processing operations at the Meadowbank mine and the Amaruq open pit and underground mines. The Goldex complex consists of the mill and processing operations at the Goldex mine and the Akasaba West open pit mine. References to other operations are to the relevant mines, projects or properties, as applicable.
A)
Statement of Compliance

The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board in United States (“US”) dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements.
These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2023 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Form 40-F for the year ended December 31, 2023, which were prepared in accordance with IFRS.
In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at June 30, 2024 and December 31, 2023 and the results of operations and cash flows for the three and six months ended June 30, 2024 and June 30, 2023.
Operating results for the three and six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2024.
B)
Basis of Presentation

These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The condensed interim consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.
3.
ACCOUNTING POLICIES

These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2023 annual audited consolidated financial statements.
4.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2023.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2024
5.
ACQUISITIONS

Acquisition of the Canadian Assets of Yamana Gold Inc. (“Yamana”)
On March 31, 2023, the Company completed a transaction (the “Yamana Transaction”) under an arrangement agreement entered into with Yamana and Pan American Silver Corp. (“Pan American”) pursuant to which Pan American acquired all of the issued and outstanding common shares of Yamana and Yamana sold the subsidiaries and partnerships that held Yamana’s interests in its Canadian assets to Agnico Eagle, including the remaining 50% of Canadian Malartic that the Company did not then hold, a 100% interest in the Wasamac project located in the Abitibi region of Quebec and several other exploration properties located in Ontario and Manitoba. The acquisition increased the Company’s production, mineral reserves and cash flow.
The Company determined that the acquisition represented a business combination under IFRS 3 — Business Combinations (“IFRS 3”), with Agnico Eagle identified as the acquirer and, as such, was accounted for using the acquisition method of accounting in accordance with IFRS 3.
Prior to the Yamana Transaction, Agnico Eagle’s 50% interests in CMC and the Partnership were jointly controlled with Yamana and met the definition of a joint operation under IFRS 11 — Joint Arrangements, with Agnico Eagle recognizing its share of the assets, liabilities, revenues and expenses in its consolidated results. As of March 31, 2023, Agnico Eagle controlled 100% of CMC and the Partnership and, upon applying the requirements under IFRS 3 for a business combination achieved in stages, the Company re-measured its previously held 50% interest in CMC and the Partnership to fair value on acquisition date. The acquisition date fair value of the previously held 50% interest was determined to be $2,697.6 million, resulting in the recognition of a re-measurement gain through net earnings of $1,543.4 million. The fair value of $2,697.6 million forms part of the total consideration transferred under the Yamana Transaction as reflected in the table below. The fair value of common shares issued was calculated based on 36,177,931 common shares issued at the closing share price immediately prior to the closing of the Yamana Transaction.
The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is as follows:
Fair value of common shares issued	$1,858,219
Cash	1,001,291
Fair value of previously held 50% interest	2,697,604
$5,557,114
The final estimates of fair value have been adjusted retrospectively to the acquisition date. Certain previously reported financial statement line items were restated to reflect the impact of the adjusted final estimates of fair value of assets acquired and liabilities assumed related to the Yamana Transaction.
The following table sets out the final allocation of the purchase price to the assets acquired and liabilities assumed based on management’s estimates of fair value.
	Preliminary(i)	Adjustments	Final
Cash and cash equivalents	$1,049	$—	$1,049
Inventories	165,423	—	165,423
Other current assets	29,890	—	29,890
Property, plant and mine development	4,949,392	(1,183,876)	3,765,516
Goodwill	2,078,562	803,666	2,882,228
Other assets	330,215	(96,940)	233,275
Accounts payable and accrued and other liabilities	(117,905)	—	(117,905)
Reclamation provision	(203,341)	(4,950)	(208,291)
Deferred income and mining tax liabilities	(1,646,500)	482,100	(1,164,400)
Other liabilities	(29,671)	—	(29,671)
Total assets acquired, net of liabilities assumed	$5,557,114	$—	$5,557,114

Note:
(i)
Estimates of the fair value of assets acquired and liabilities assumed are presented as reported in the Company’s condensed interim consolidated financial statements as at March 31, 2023.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2024
6.
FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.
During the three and six months ended June 30, 2024, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.
The following table sets out the Company’s financial assets and liabilities measured at fair value on a recurring basis as at June 30, 2024 using the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables (Note 7A)	$—	$7,566	$—	$7,566
Equity securities (FVOCI) (Note 9)	337,391	28,936	—	366,327
Share purchase warrants (FVPL) (Note 9)	—	27,540	—	27,540
Fair value of derivative financial instruments (Note 15)	—	5,063	—	5,063
Total financial assets	$337,391	$69,105	$—	$406,496
Financial liabilities:
Fair value of derivative financial instruments (Note 15)	—	24,032	—	24,032
Total financial liabilities	$—	$24,032	$—	$24,032
Valuation Techniques
There were no changes in the Company’s valuation processes, techniques or types of inputs used in the fair value measurements during the period.
Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value
Long-term debt is recorded on the condensed interim consolidated balance sheets at June 30, 2024 at amortized cost. The fair value of long-term debt is presented in Note 10 of these condensed interim consolidated financial statements.
The committed subscription proceeds for the San Nicolás project is recorded on the condensed interim consolidated balance sheets at June 30, 2024 at amortized cost. The fair value of the San Nicolás liability is determined by discounting the minimum unavoidable obligation under the joint venture shareholders’ agreement between Agnico Eagle and Teck Resources Limited at a discount rate that reflects the Company’s credit rating. The fair value of the San Nicolás liability is not materially different from the carrying amount as a result of the difference between the discount rate used at the initial recognition date and the current market rates at June 30, 2024.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2024
6.
FAIR VALUE MEASUREMENT (Continued)

Non-current loans receivable and other receivables are included in the other asset line item in the condensed interim consolidated balance sheets at amortized cost. The fair value of loans and other receivables is the present value of future cash inflows discounted at a market interest rate. The fair value of these financial assets is not materially different from the carrying amounts as at June 30, 2024 (Note 7B).
7.
OTHER ASSETS

A)
Other Current Assets

	As at June 30, 2024	As at December 31, 2023
Federal, provincial and other sales taxes receivable	$151,798	$149,153
Prepaid expenses	206,058	151,741
Short term investments	8,438	10,199
Trade receivables	7,566	8,148
Other	36,328	35,934
Total other current assets	$410,188	$355,175

B)
Other Assets

	As at June 30, 2024	As at December 31, 2023
Non-current ore in stockpiles and on leach pads	$735,849	$632,049
Non-current prepaid expenses	55,861	53,191
Non-current loans receivable	9,954	10,108
Investment in associate	11,243	10,865
Other	9,494	8,954
Total other assets	$822,401	$715,167

8.
PROPERTY, PLANT AND MINE DEVELOPMENT

During the six months ended June 30, 2024, $822.8 million of additions, (2023 — $861.1 million) were capitalized to property, plant and mine development.
Assets with a net book value of $21.3 million were disposed of by the Company during the six months ended June 30, 2024 (2023 — $8.9 million), resulting in a loss on disposal of $20.4 million (2023 — $3.6 million) which was recorded in the other expenses line item in the condensed interim consolidated statements of income.
See Note 18 to these condensed interim consolidated financial statements for capital commitments.
9.
INVESTMENTS

	As at June 30, 2024	As at December 31, 2023
Equity securities	$366,327	$323,711
Share purchase warrants	27,540	21,546
Total investments	$393,867	$345,257

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2024
10.
LONG-TERM DEBT

The following table sets out details of the Company’s long-term debt as at June 30, 2024 and December 31, 2023:
		As at June 30, 2024				As at December 31, 2023
	Interest Rates	Principal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	2.78% – 5.02%	$1,250,000	$(3,503)	$1,246,497	$1,187,087	$1,246,076	$1,200,848
Old Credit Facility	Variable	—	—	—	—	(2,323)	(2,323)
New Credit Facility	Variable	—	(4,410)	(4,410)	(4,410)	—	—
Term Loan Facility	Variable	600,000	(417)	599,583	599,583	599,333	599,333
Total long-term debt		$1,850,000	$(8,330)	$1,841,670	$1,782,260	$1,843,086	$1,797,858
The following table sets out the long-term debt included in the condensed interim consolidated balance sheets:
	As at June 30, 2024	As at December 31, 2023
Current portion of long-term debt	$740,000	$100,000
Non-current portion of long-term debt	1,101,670	1,743,086
Total long-term debt	$1,841,670	$1,843,086
Old Credit Facility
During the six months ended June 30, 2024, drawdowns and repayments on the Company’s previous $1.2 billion unsecured revolving credit facility (the “Old Credit Facility”) each totaled $200.0 million. During the six months ended June 30, 2023, Old Credit Facility drawdowns totaled $1.0 billion and repayments totaled $900.0 million.
On February 12, 2024, the Company entered into the New Credit Facility (as defined below) and terminated the Old Credit Facility.
New Credit Facility
On February 12, 2024, the Company entered into the New Credit Facility with a group of financial institutions that provides the Company a $2.0 billion unsecured revolving credit facility and includes a $1.0 billion uncommitted accordion facility. The New Credit Facility matures and all indebtedness thereunder is due and payable on February 12, 2029. The New Credit Facility is available in US dollars through SOFR and base rate advances, or in Canadian dollars through CORRA and prime rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00%. The New Credit Facility also provides for the issuance of letters of credit, priced at the applicable rate plus a margin that varies from 0.60% to 2.00%. The lenders under the New Credit Facility are each paid a standby fee at a rate that ranges from 0.09% to 0.25% of the undrawn portion of the New Credit Facility. In each case, the applicable margin or standby fees vary depending on the Company’s credit rating. The Company’s payment and performance of its obligations under the New Credit Facility are not guaranteed by any of its subsidiaries, however the Company must provide guarantees from certain of its subsidiaries if any existing indebtedness of the Company benefits from guarantees and the Company no longer maintains an investment grade credit rating, or if the Company incurs new indebtedness for borrowed money and provides guarantees of such new indebtedness from any of its subsidiaries. The New Credit Facility contains customary covenants limiting certain actions of the Company and its material subsidiaries, and customary events of default for a borrower with the Company’s credit profile. The Company is also required to maintain a total net debt to capitalization ratio below a specified maximum value.
During the six months ended June 30, 2024, New Credit Facility drawdowns and repayments each totaled $400.0 million. As at June 30, 2024, $1,975.3 million was available for future drawdown under the New Credit Facility. New Credit Facility availability is reduced by outstanding letters of credit, which were $24.7 million as at June 30, 2024.
Term Loan Facility
On April 20, 2023, the Company entered into a credit agreement with two financial institutions that provides a $600.0 million unsecured term credit facility (the “Term Loan Facility”). The Company drew down the Term Loan Facility in full on April 28, 2023. The Term Loan Facility matures and all indebtedness thereunder is due and payable on April 21, 2025. The Term Loan Facility is available as a single advance in US dollars through SOFR and base rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00% depending on the Company’s credit rating.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2024
10.
LONG-TERM DEBT (Continued)

On February 12, 2024, the Company and the lenders under the Term Loan Facility amended the Term Loan Facility in connection with the Company’s entry into the New Credit Facility to, among other things, release the subsidiary guarantees previously provided to the lenders under the facility.
The Term Loan Facility contains covenants that limit the actions of the Company in the same manner and to the same extent as the existing limitations under the New Credit Facility. The Company is also required to maintain a total net debt to capitalization ratio below a specified maximum value.
11.
EQUITY

Net Income Per Share
The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
		Restated (Note 5)		Restated (Note 5)
Net income for the period — basic	$472,016	$323,670	$819,208	$2,140,561
Add: Dilutive impact of cash settling LTIP	—	(1,140)	2,062	(2,916)
Net income for the period — diluted	472,016	322,530	821,270	2,137,645
Weighted average number of common shares outstanding — basic (in thousands)	499,437	494,138	498,528	481,553
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	594	1,209	1,126	1,279
Add: Dilutive impact of employee stock options	412	162	140	146
Weighted average number of common shares outstanding — diluted (in thousands)	500,443	495,509	499,794	482,978
Net income per share — basic	$0.95	$0.66	$1.64	$4.45
Net income per share — diluted	$0.94	$0.65	$1.64	$4.43
Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.
For the three months ended June 30, 2024, 1,193,712 (2023 — 2,598,337) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive. For the six months ended June 30, 2024, 1,621,512 (2023 — 2,598,337) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.
NCIB
In May 2024, the Company received approval from the TSX to renew its NCIB pursuant to which the Company may purchase up to $500.0 million of its common shares up to a maximum of 5% of its issued and outstanding common shares. Under the NCIB, the Company may purchase such common shares for cancellation, on the open market at its discretion, during the period commencing May 4, 2024 and ending on May 3, 2025. Purchases under the NCIB will be made through the facilities of the TSX, the NYSE or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled.
During the three months ended June 30, 2024, the Company repurchased 763,043 common shares for $50.0 million at an average price of $65.53 as part of its NCIB program (2023 — nil). Of the shares repurchased, 678,626 were cancelled (2023 — nil) at a book value of $25.1 million (2023 — nil). During the six months ended June 30, 2024, the Company repurchased 1,138,043 common shares for $69.9 million at an average price of $61.40 as part of its NCIB program (2023 — 100,000 common shares for $4.8 million at an average price of $47.75). Of the shares repurchased, 1,053,626 were cancelled (2023 — 100,000) at a book value of $39.0 million (2023 — $3.6 million).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2024
12.
STOCK-BASED COMPENSATION

During the six months ended June 30, 2024, the Company granted 1,021,400 stock options, 182,400 PSUs and 532,376 RSUs. The associated stock based compensation expense recognized in the condensed interim consolidated statements of income was $14.4 million during the three months ended June 30, 2024 (2023 — $14.4 million) and $30.5 million during the six months ended June 30, 2024 (2023 — $29.5 million). Stock based compensation expense is included in general and administrative expenses and production costs, consistent with the classification of other elements of compensation expense for the applicable employees.
The following table sets out activity with respect to Agnico Eagle’s outstanding stock options:
	Six Months Ended June 30, 2024			Six Months Ended June 30, 2023
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,646,412	C$	77.54	4,976,636	C$	75.04
Granted	1,021,400		72.65	873,950		70.36
Exercised	(1,611,948)		75.64	(519,426)		59.43
Forfeited	(52,350)		78.24	(117,203)		78.58
Expired	(12,925)		74.90	(8,500)		58.04
Outstanding, end of period	3,990,589	C$	77.05	5,205,457	C$	75.76
Options exercisable, end of period	2,465,827	C$	80.94	3,460,439	C$	77.18
The average share price of Agnico Eagle’s common shares during the six months ended June 30, 2024 was C$79.16 (2023 — C$71.00).
Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:
	Six Months Ended June 30,
	2024	2023
Risk-free interest rate	4.11%	4.26%
Expected life of stock options (in years)	2.4	2.5
Expected volatility of Agnico Eagle’s share price	32.0%	36.0%
Expected dividend yield	3.0%	3.6%
The Company uses historical volatility to estimate the expected volatility of Agnico Eagle’s share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.
13.
OTHER RESERVES

The following table sets out the movements in other reserves for the six months ended June 30, 2024 and 2023:
	Equity securities reserve	Cash flow hedge reserve	Total
Balance at December 31, 2022	$(20,518)	$(8,488)	$(29,006)
Net change in cash flow hedge reserve	—	588	588
Transfer of net loss on disposal of equity securities to retained earnings	2,897	—	2,897
Net change in fair value of equity securities	(26,653)	—	(26,653)
Balance at June 30, 2023	$(44,274)	$(7,900)	$(52,174)
Balance at December 31, 2023	$(91,643)	$(7,312)	$(98,955)
Net change in cash flow hedge reserve	—	588	588
Transfer of net loss on disposal of equity securities to retained earnings	964	—	964
Net change in fair value of equity securities	3,833	—	3,833
Balance at June 30, 2024	$(86,846)	$(6,724)	$(93,570)

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2024
13.
OTHER RESERVES (Continued)

The cash flow hedge reserve represents the settlement of an interest rate derivative related to the Senior Notes issued in 2020. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the condensed interim consolidated statements of income.
14.
REVENUES FROM MINING OPERATIONS

The Company has recognized the following amounts relating to revenue in the condensed interim consolidated statements of income:
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenues from contracts with customers	$2,076,282	$1,718,166	$3,908,146	$3,227,909
Provisional pricing adjustments on concentrate sales	339	31	(1,702)	(51)
Total revenues from mining operations	$2,076,621	$1,718,197	$3,906,444	$3,227,858
The following table sets out the disaggregation of revenues by metal:
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenues from contracts with customers:
Gold	$2,044,178	$1,695,001	$3,853,691	$3,182,153
Silver	21,233	16,795	37,786	31,719
Zinc	640	1,616	654	4,380
Copper	10,231	4,754	16,015	9,657
Total revenues from contracts with customers	$2,076,282	$1,718,166	$3,908,146	$3,227,909

15.
DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management
The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar, the Australian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company’s production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.
As at June 30, 2024, the Company had outstanding derivative contracts related to $3,309.2 million of 2024, 2025 and 2026 expenditures (December 31, 2023 — $3,324.7 million). The Company recognized mark-to-market adjustments in the loss (gain) on derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.
The Company’s other foreign currency derivative strategies in 2024 and 2023 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for foreign currencies. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at June 30, 2024 or December 31, 2023. The call option premiums were recognized in the loss (gain) on derivative financial instruments line item in the condensed interim consolidated statements of income.
Commodity Price Risk Management
To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Canadian operations’ diesel fuel exposure. There

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2024
15.
DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

were derivative financial instruments outstanding as at June 30, 2024 relating to 5.0 million gallons of heating oil (December 31, 2023 — 15.0 million). The related mark-to-market adjustments prior to settlement were recognized in the loss (gain) on derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.
The following table sets out a summary of the amounts recognized in the loss (gain) on derivative financial instruments line item in the condensed interim consolidated statements of income.
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Premiums realized on written foreign exchange call options	$(362)	$(135)	$(673)	$(135)
Unrealized loss (gain) on warrants	3,027	6,959	(3,850)	2,296
Realized loss on currency and commodity derivatives	6,895	16,831	7,534	30,843
Unrealized loss (gain) on currency and commodity derivatives	10,048	(50,088)	62,532	(65,976)
Loss (gain) on derivative financial instruments	$19,608	$(26,433)	$65,543	$(32,972)

16.
OTHER EXPENSES

The following table sets out amounts recognized in the other expenses line item in the condensed interim consolidated statements of income:
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Loss on disposal of property, plant and mine development (Note 8)	$16,819	$1,058	$20,366	$3,601
Interest income	(3,438)	(1,481)	(6,486)	(3,949)
Acquisition costs (Note 5)	—	1,673	—	16,912
Environmental remediation	3,108	(1,420)	4,907	(1,977)
Other costs	30,817	2,949	40,466	8,315
Total other expenses	$47,306	$2,779	$59,253	$22,902

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2024
17.
SEGMENTED INFORMATION

	Six Months Ended June 30, 2024
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde mine	$276,505	$(119,238)	$—	$157,267
LaRonde Zone 5 mine	80,029	(39,143)	—	40,886
Canadian Malartic	746,589	(270,909)	—	475,680
Goldex	155,920	(66,266)	—	89,654
Meliadine	422,515	(179,364)	—	243,151
Meadowbank	558,000	(237,176)	—	320,824
Kittila	247,223	(116,567)	—	130,656
Detour Lake	702,373	(252,207)	—	450,166
Macassa	292,869	(98,677)	—	194,192
Fosterville	266,061	(70,478)	—	195,583
Pinos Altos	116,190	(76,516)	—	39,674
La India	42,170	(29,028)	—	13,142
Exploration	—	—	(106,453)	(106,453)
Segment totals	$3,906,444	$(1,555,569)	$(106,453)	$2,244,422
Total segments income				$2,244,422
Corporate and other:
Amortization of property, plant and mine development				(735,614)
General and administrative				(96,936)
Finance costs				(70,738)
Loss on derivative financial instruments				(65,543)
Foreign currency translation gain				4,184
Care and maintenance				(21,268)
Other expenses				(59,253)
Income before income and mining taxes				$1,199,254

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2024
17.
SEGMENTED INFORMATION (Continued)

	Six Months Ended June 30, 2023 (Restated)
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde mine	$236,085	$(103,676)	$—	$132,409
LaRonde Zone 5 mine	66,080	(43,987)	—	22,093
Canadian Malartic	473,945	(201,481)	—	272,464
Goldex	141,335	(55,995)	—	85,340
Meliadine	326,713	(160,011)	—	166,702
Meadowbank	405,669	(247,492)	—	158,177
Kittila	218,887	(96,631)	—	122,256
Detour Lake	623,663	(226,818)	—	396,845
Macassa	230,738	(76,504)	—	154,234
Fosterville	337,375	(72,430)	—	264,945
Pinos Altos	101,837	(67,631)	—	34,206
La India	65,531	(43,741)	—	21,790
Exploration	—	—	(108,190)	(108,190)
Segment totals	$3,227,858	$(1,396,397)	$(108,190)	$1,723,271
Total segments income				$1,723,271
Corporate and other:
Amortization of property, plant and mine development				(690,273)
General and administrative				(95,520)
Finance costs				(59,285)
Gain on derivative financial instruments				32,972
Foreign currency translation loss				(4,234)
Care and maintenance				(20,656)
Revaluation gain				1,543,414
Other expenses				(22,902)
Income before income and mining taxes				$2,406,787

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2024
17.
SEGMENTED INFORMATION (Continued)

The following table sets out total assets by segment:
	Total Assets as at
	June 30, 2024	December 31, 2023
LaRonde mine	$1,021,447	$1,031,331
LaRonde Zone 5 mine	155,007	133,531
Canadian Malartic	6,842,568	6,898,179
Goldex	414,996	401,573
Meliadine	2,340,039	2,356,234
Meadowbank	1,313,462	1,346,911
Kittila	1,654,648	1,685,400
Detour Lake	9,461,602	9,353,435
Macassa	1,741,489	1,638,864
Fosterville	1,165,398	976,221
Pinos Altos	396,348	410,653
La India	98,609	113,736
Exploration	1,296,470	1,253,334
Corporate and other	1,389,123	1,085,547
Total assets	$29,291,206	$28,684,949

18.
COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at June 30, 2024, the total amount of these guarantees was $1,042.5 million (December 31, 2023 — $991.7 million).
As at June 30, 2024, the Company had $303.5 million (December 31, 2023 — $115.7 million) of commitments related to capital expenditures and $290.0 million (December 31, 2023 — $290.0 million) of committed subscription proceeds related to San Nicolás.
19.
ONGOING LITIGATION

Kirkland
Effective as of February 8, 2022, the Company acquired all the issued and outstanding shares of Kirkland in the Merger. Kirkland had previously disclosed the existence of certain contingent liabilities relating to outstanding litigation matters involving Kirkland and/or its wholly owned subsidiaries, some of which were amalgamated as part of a pre-closing corporate reorganization completed in early February 2022. One litigation matter remained outstanding at the time of acquisition as described below.
Kirkland was the defendant in two putative class action complaints filed on June 29, 2020 and July 17, 2020 (and subsequently amended) in the United States District Court for the Southern District of New York (the “Court”). The complaints alleged that during the period from January 8, 2018 to November 25, 2019, Kirkland and Kirkland’s former chief executive officer violated the United States securities laws by misrepresenting or failing to disclose material information regarding Kirkland’s acquisition of Detour Gold Corporation, which closed in January 2020.
Following motions filed by both individual complainants, the Court entered an order on September 24, 2020 appointing one lead plaintiff and one lead counsel. On January 22, 2021, Kirkland filed a motion to dismiss. On September 30, 2021, the Court dismissed certain of the plaintiff’s claims against Kirkland. The parties subsequently carried out documentary and oral discoveries regarding the remaining claims, and the plaintiff filed for class certification in October 2023. The Court issued an order denying plaintiff’s motion for class certification on March 29, 2024. On April 14, 2024, the plaintiff applied to the United States Court of Appeals for the Second Circuit for permission to appeal this decision. No decision has been rendered yet. Defendants previously filed a motion for summary judgement, and that motion is fully briefed and pending before the Court if the plaintiff’s appeal of the class certification is successful. The Company continues to believe that the claim is without merit.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2024
20.
SUBSEQUENT EVENTS

Dividends Declared
On July 31, 2024, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.40 per common share (a total value of approximately $200.0 million), payable on September 16, 2024 to holders of record of the common shares of the Company on August 30, 2024.
Repayment of Long-Term Debt
On July 24, 2024, Agnico Eagle repaid $100.0 million of its 2012 Series B 5.02% Senior Notes on maturity. On July 31, 2024, Agnico Eagle repaid $150.0 million of the $600.0 million outstanding on its Term Loan Facility. The remaining indebtedness under the Term Loan Facility is due and payable by April 21, 2025.